ManpowerGroup™

2013 Annual Report



Accelerating Success
Is Humanly Possible



Our 65 years of experience delivering innovative workforce solutions has given us a deep understanding of human potential and an unrivaled insight into world of work trends. In an era of certain uncertainty, we leverage this expertise to make accelerating success humanly possible.

More than 3,100 **offices**
across 80 **countries and territories**
around the world.


Finding the Right Talent Is Humanly Possible

In a highly competitive marketplace, business success begins with access to the right talent. ManpowerGroup's innovative solutions and expertise in sourcing and assessing identifies the talent required to meet the challenges of our clients around the globe every day.

More than 600,000 **associates** on assignment daily.

Unleashing Potential Is Humanly Possible



An organization's success relies upon a workforce with the skills and capabilities needed to achieve business objectives. Our unique insights into evolving employer needs and our expertise in training and development allow us to prepare candidates and associates to thrive in today's competitive marketplace.

More than 11,000,000

candidates have received training and development.

Increasing Workforce Productivity Is Humanly Possible



We drive business performance. ManpowerGroup leverages our workforce management expertise and our unparalleled insights into global employment trends and the dynamics of local talent markets to create strategies that deliver results. We improve workforce quality, productivity and efficiency so that our clients can accelerate their success.

More than **400,000**

clients worldwide.

Accelerating Your Business With Our Suite of Innovative Workforce Solutions

Manpower

Manpower is a global leader in contingent and permanent staffing. Through our expertise in talent resourcing and workforce management, we provide rapid access to a highly qualified and productive pool of candidates. In this constantly shifting world, our flexible workforce solutions provide companies with the business agility needed to succeed.

Experis ManpowerGroup

Experis is a global leader in professional resourcing and project solutions. We specialize in recruiting hard-to-find talent in IT, Finance, Engineering and other professions and delivering the right skills to organizations. As the competition for talent becomes more intense, our expertise is critical to accelerating the business success of our clients.

Right Management ManpowerGroup

Right Management is a global leader in talent and career management. We are experts in optimizing business performance through employee assessment, leader development and career management. With companies continually looking for more effective ways to increase productivity, our solutions ensure that our clients have a workforce with the capabilities and motivation to thrive in the future.

ManpowerGroup Solutions

ManpowerGroup Solutions is a leader in outcome-based, talent-driven solutions. Our offerings include best-in-class Recruitment Process Outsourcing, Managed Service Provider, Strategic Workforce Consulting, Borderless Talent Solutions, Talent Based Outsourcing and Language Services. Facing increasingly complex workforce challenges, our clients rely upon our innovative workforce models and outsourcing solutions to deliver measurable results and business success.

ManpowerGroup™

ManpowerGroup has been built over the last 65 years to provide our clients with a comprehensive range of workforce solutions. Our deep expertise and experience sourcing, assessing, developing and managing talent across the entire workforce is unrivaled in the market. Combining the capabilities of our industry-leading brands and offerings, we are uniquely positioned to deliver the innovative solutions that our clients rely upon to win in the changing world of work.





Dear ManpowerGroup Investor,

These are extraordinary times. We're constantly navigating rapid changes in how we live and work, and we're acutely aware of how economic, political and geopolitical events are more interconnected than ever before. These events are happening more frequently, and they're undeniably having a direct impact on labor markets. Clearly, tomorrow looks nothing like yesterday, and accessing talent has never been more complex. ManpowerGroup understands this better than anyone, and we used that to our advantage in 2013.

Operating in a time of certain uncertainty requires agility, and in 2013 we increased ours. There's no doubt we have more work to do, but the strides we made have built confidence across our organization that no matter what comes our way, we'll make faster turns and gain the competitive advantage.

OUR 2013 PERFORMANCE

As planned, 2013 was a year of simplification and recalibration. Although it was something of a nascent concept little more than a year ago, we were solid in our thinking and steadily gained momentum. While we have always prided ourselves on our agility, last year we doubled-down, accelerating our efforts to simplify our organization, programs, delivery and technology—all while maintaining focus on what's valued most by our clients. We made difficult decisions to shed what, over years, had come to weigh us down or wouldn't be sustainable in the future.

However, what remained sacrosanct was our culture. Our mission to connect people to meaningful work and help our clients win has remained constant. Proof that we kept our culture intact can be seen in the results of our annual survey, which showed our colleagues were equally or more engaged than the previous year. Just as impressive, we saw a dramatic increase in engagement among our first- and second-line managers; clearly a sign that all levels of our leadership are taking greater ownership for driving the success of ManpowerGroup. Simplifying operations and intensifying our client focus energized our organization and gave us the momentum necessary to improve financial results, though we still have more to do.

Our revenue remained challenged, finishing the year down 2% in constant currency, compared to 2012. Our gross margin, aided by the French payroll tax credit CICE, was flat for the year, while our expenses were managed very well. As a result, we increased operating profit by 24% and net earnings by 46% in constant currency. Our earnings per share grew 47%, even after restructuring charges, while our cash flow improved by $90 million.

As I've written in the past, we are pressing ahead in building our business mix and gross profit margins. We continue to drive value through our strong and connected brands, built on insight gained from hundreds of thousands of client conversations and a deep understanding of the macroeconomic forces that shape our world. The result is a suite of innovative workforce solutions that have never been more relevant or necessary, as seen in the notable progress made by our family of brands in 2013.

Overall, our teams worldwide delivered strong performance in 2013, with several operations contributing substantial results. For instance, the Netherlands successfully implemented our new Manpower delivery model, which was well-received by clients, candidates and colleagues alike. The team strategically consolidated branches, reduced costs by $9 million annually and increased website traffic to 2.6 million visits per year. Clearly, Manpower Netherlands is setting the standard for the ongoing evolution of how we connect companies and talent.

Net Earnings*

In Millions ($)


400
300
200
100
0
'09
'10
'11
'12
'13

*Excludes Non-Recurring Items as discussed further on the financial highlights page.

Operating Profit*

In Millions ($)


800
600
400
200
0
'09
'10
'11
'12
'13

*Excludes Non-Recurring Items as discussed further on the financial highlights page.

Our operations in Spain also deserve recognition. Despite challenging market conditions, they worked hard and showed tenacity, yielding great results. After experiencing revenue contraction in the first half of the year, they ended the year strong, with 15% organic revenue growth in the fourth quarter in constant currency, and a 62% jump in profitability for the year, excluding restructuring charges.

In the U.S., profits grew by 40%, excluding restructuring charges and 2012 legal costs. While revenues were slightly off market, we are well-positioned for more growth, which we've already seen inklings of in early 2014. We expect more to come.

OUR BRANDS

With flexibility and agility in increasingly high demand, **Manpower** remains our calling card and the centerpiece for solving many of our clients' challenges. With 65 years of history behind it, Manpower is our most trusted and well-known brand, putting more than 600,000 people on assignment each day, for businesses of all sizes, across 80 countries and territories. It has a presence in all of our markets, from the most mature to those just opened.

Manpower®

In 2013, we also introduced a multi-channel sales and delivery model for our services, designed to meet our clients' evolving needs. It maximizes our branch structure through consolidation, where appropriate, and leverages centralized recruiting hubs and virtual recruiting, all aided by technology. This market-focused delivery model will fuel Manpower's growth as it's adopted more broadly in 2014. It will also likely increase demand for services like talent mapping, where we use our extensive knowledge of local markets and data to help clients more efficiently find, recruit, train and sustain talent.

Our professional talent business, **Experis**, is poised for improvement, after seeing revenue decrease by 6% in constant currency in 2013. We, of course, are not satisfied with this, even though gross profit margin stayed steady. With more clients gaining appreciation for the depth and scope of this offering, and how it builds more streamlined and agile operations, we are committed to marked improvements in 2014. Although about 70% of our Experis business is in information technology talent, we've made solid strides in engineering, which was up 19% in constant currency. In addition, 2013 saw the introduction of Project Mayflower, a growing, sought-after service that takes full advantage of our global footprint by recruiting and placing talent, primarily from India, into other countries. This is another testimony to our clients' trust in our ability to handle a highly complex service with great care. We've also worked hard to improve our recruiting expertise in vertical markets such as oil and gas and healthcare.

Experis™
ManpowerGroup

ManpowerGroup Solutions gained solid traction in Recruitment Process Outsourcing (RPO) and Managed Service Provider (MSP), which are also the fastest-growing solutions in the industry. Our RPO and MSP offerings were both named number one in the world, ranked as the largest in the industry by NelsonHall and Staffing Industry Analysts, respectively, and as the global industry leaders by Everest Group. In 2013, RPO alone earned 92 contracts and 100 projects, while MSP managed nearly $9 billion in spend under management globally. Talent based outsourcing experienced a decline, as it correlates to the demand for core staffing.

ManpowerGroup™
Solutions

Right Management delivered a 45% increase in operating unit profit in constant currency in 2013, excluding restructuring charges, and saw an uptick in demand for career management. There was added interest in talent management as well, where we help companies find, assess, develop, engage and align people around their business strategy. We believe there is exceptional opportunity ahead on this front.

Right
Management®
ManpowerGroup

Business Line Gross Profit
In Billions ($)


Total
3.4
Manpower 2.3
Experis 0.6
ManpowerGroup Solutions 0.3
Right Management 0.2

The transition from capitalism to talentism has definitely taken hold.

OUR CHANGING WORLD

It was deeply satisfying to see thought leaders in business, academia, government and media validate the Human Age and all its complexities in 2013. In the three years since we first announced the arrival of the Human Age—where talent is the key competitive differentiator—the concept has steadily gained momentum and now the transition from capitalism to talentism has definitely taken hold.

In that time, we've seen rapid change shake the social, economic and technological forces that impact the world of work. These forces have become more intertwined, like an ever-tightening Gordian Knot, prompting new demands for innovation and productivity. As we advise clients and prospects so often, the solution is a more agile and flexible organization. Those who know how to find, cultivate and sustain talent, will win in this complex environment. It's gratifying to see more come in lock-step with us and to witness their insatiable appetite to drive purposeful change to accelerate their success.

Looking ahead, even more shifts will impact how business is done. Already we're seeing people reorganizing themselves, socially and professionally, around the idea of "co"—where shared production, innovation, investment and consumption is creating communities of loyal stakeholders. Even in business, collaborative success is potentially gaining greater favor. It's a powerful concept that's integral to the Human Age and to defining how we work with clients, candidates and our colleagues.

On the other hand, big data and its value, remains somewhat nebulous for many Human Resource and business leaders. Although we've heard a lot of buzz about how big data can do everything from predict an influenza outbreak to solving U.S. energy issues, it remains mostly unseen what can be done with all the information that is available. That said, forward-thinking companies are already building advanced data analytics into their HR function. We're also witnessing increasing client expectations to provide access to the best data, as well as advanced analytics and insights to give them a competitive advantage. Clearly, this will be another area of potential growth in the near future.

We're continuing to pursue our goal of 4% operating profit margin.

We're also mindful of what we call the "rise of voices" where technology has given great power to individuals or groups, allowing them to speak out and be heard unlike any other time in history. This continuous conversation has increased the sophistication and expectations of consumers, a significant consideration for companies looking to succeed. It's also the fuel for movements and uprisings, especially among youth, whose unemployment rate has long exceeded that of any other age group. As we look to solve these and other workforce challenges, we are increasingly mindful of the rise-of-voice dynamic and its rapidly growing influence on the world of work.

OUR OPPORTUNITY

There's no doubt growth will be harder to come by than in previous periods of economic recovery. However, the changing landscape, the way work gets done, and how companies are seeking out agility is a pitch right into our wheelhouse of expertise. That doesn't mean it will come easy. We must continue to execute superbly while increasing the depth of our offerings, especially in our higher-margin areas, like ManpowerGroup Solutions, including RPO and MSP. We have to do better with Experis; with the strategic investments and decisions we made in 2013, it has all the makings for greater success.

In 2013, we simplified our organization, programs, delivery and technology with an urgency and laser focus that boosted our innovation and productivity. It created a bounce in our step across the organization. We increased the speed in which we make decisions and established greater clarity and accountability among our people. Most of all, we delivered results, a credit to our organization's DNA and eagerness to collaborate across brands, borders and functions. We're now working out of shared locations, our sales teams are cross-selling and our leaders are taking on broader responsibilities, particularly at the country level.

I'm certain our collaboration has sent a strong message to our clients and made a positive impact on our profitability. Still there's more opportunity out there. We need to be more aggressive and creative in driving growth, which remains a top priority. We're continuing to pursue our goal of 4% operating profit margin and are buoyed by the impact of our recalibration efforts.

Growth is one of the most important means to achieving higher profitability in 2014. Although we cannot completely go against the grain of macroeconomic challenges, we can bend them ever so slightly. Considering the reduction in our expenses over the past year, we have the potential to create sizable operating leverage. We are optimistic that we are on a better trajectory, but are always mindful of the certain uncertainty plaguing the labor market and global economies.

OUR NEXT CHAPTER

As I told our colleagues at the close of the year, 2013 was about celebration—as we acknowledged our company's 65th anniversary—but more so, transformation.

As we worked through many challenging decisions, I thought often of one of my heroes, Mitchell Fromstein, who passed away on November 7 at the age of 85. I succeeded him as CEO in 1999. We remained in touch over the years, and I can confidently say he never lost his passion for the business. During his tenure, Mitchell fought tooth and nail to create breakthroughs in our industry, like Skillware and the Predictable Performance System, and he never lost sight of our mission to do well by doing good. He consistently took this company to new heights, even through a hostile takeover in 1987. Mitchell will be missed, but I can assure you that we will double our efforts to protect his legacy, especially now as more change comes.

As ManpowerGroup continues to grow and focus on simplification, change remains our constant. For us, change is not episodic. We never take it lightly, and we're purposeful in our actions. We don't make change for sport, only when it has a direct correlation to better results.

A great example of this is in the recent decision of the Board of Directors to name Jonas Prising as Chief Executive Officer and me as Executive Chairman, effective May 1, 2014. Years of thought and planning went into that decision, and we are assured that Jonas' appointment, along with the creation of the Chief Operating Officer role and a new leader for the Asia Pacific and Middle East region, will only accelerate our success in the future.

We don't make change for sport, only when it has a direct correlation to better results.

I have spent 15 years as the CEO of this company and have enjoyed every single minute. But I must tell you what's been most gratifying was the last nine months as I saw the executive team come together, gaining strength and confidence. It gave me and our Board of Directors all the confidence we needed to be certain that a change in leadership is the exact right thing to do, and now is the right time.

I would like to thank the Board of Directors for the last 15 years of challenge, encouragement, and most of all, support for viewing the business for the long term. I am convinced this has created much more sustainability for ManpowerGroup, from the board room to our branch offices. It has been a thrill and a privilege to lead this organization and to be the CEO of such a storied company with such a strong culture. Finally, I must say thank you to our shareholders who have been with us for such a long time. I am optimistic for our future and all that's to come as we move into ManpowerGroup's next chapter.

JEFFERY A. JOERRES
*Chairman and Chief Executive Officer**
ManpowerGroup

*Executive Chairman, effective May 1, 2014



Jonas Prising

Jeffery A. Joerres

I am proud and honored to lead ManpowerGroup.

BEGINNING OUR NEW CHAPTER

It is with great excitement and pride that I look forward to stepping into the role of my three predecessors on May 1. As incoming CEO, I look at the foundation that has been laid over the past 65 years, the most recent 15 years under Jeff's leadership, and I am thrilled to lead ManpowerGroup's continued journey of growth and innovation.

We live in a time of rapid change. The reality of new innovations and technology is turning well-established assumptions and frameworks into strategies of the past. This pace of change is unlikely to slow, and it will significantly impact the world in which we live and the environment in which ManpowerGroup operates.

Not a day goes by without major news coverage of labor market issues, whether it be youth unemployment in the Middle East, educational attainment in Brazil, the aging workforce in Japan or immigration policies in the U.S. and the European Union. ManpowerGroup has a profound understanding of these dynamic labor issues, and has thrived in an environment that requires organizations to be increasingly agile. This knowledge, coupled with our understanding of clients' needs to find the right skills at the right time, has allowed us to match millions of men and women to the right job opportunity. Our mission is to excel as a business and contribute to the well-being of the communities in which we live and work. Our founders expressed this mission as "doing well by doing good," and this duality of purpose is what fuels my personal passion for the business. I know the same is true for ManpowerGroup colleagues across the globe; we connect unique individuals to meaningful work, every day.

As I look beyond the current labor market dynamics, I see fundamental changes that will provide our organization with tremendous opportunities. In the Human Age, job and wage opportunities will not be distributed evenly, by skills or geography. Businesses will increasingly rely on their workforce to be organized in new ways. Organizational agility, responsiveness and capability are foundational for long-term success. Our workforce expertise will help our clients succeed by harnessing talent wherever and whenever it is needed and providing predictable talent outcomes in a world of unpredictable circumstances.

Rapid change will continue to impact the world of work. I am proud and honored to lead ManpowerGroup as we begin a new chapter in our journey of growth and innovation. Together with our shareholders, clients, candidates and colleagues, we will continue to leverage our strong foundation to advance our recruitment and talent management solutions to drive business performance.

JONAS PRISING
*President**
ManpowerGroup

*Chief Executive Officer, effective May 1, 2014

Accelerating Our Commitment to Corporate Social Responsibility and Sustainability

For 65 years OUR PURPOSE has been to power the world of work. We connect people with meaningful employment and employers with the best talent. By unleashing potential, we foster sustainable workforces and thriving communities. We can do this because:

OUR PEOPLE We value the broad range of perspectives and talents of our diverse workforce. We promote and reward collaboration, high performance and community involvement.

OUR PRINCIPLES We live by our values and conduct our business with integrity. We are committed to ethical practices, responsible corporate governance and good citizenship.

OUR PROGRAMS We support local initiatives across the globe. We invest time and resources to build the skills and work-readiness of individuals, ensure workplace inclusivity and strengthen at-risk populations.

Governance

Recognized for strong and ethical governance

2013 WORLD'S MOST ETHICAL COMPANIES WWW.ETHISPHERE.COM

Three consecutive years.

FTSE4Good

Six consecutive years.

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

Six consecutive years.

Diversity

65 years of advocacy for workforce diversity



Supplier Diversity

Sabrina W. Robins, Ph.D., Director-Operations presents an award at ManpowerGroup's 11th annual Supplier Diversity Roundtable.

Percentage of women in leadership roles at ManpowerGroup

55% of Managers

34% of Global Leadership Team

30% of Board of Directors

Named a 2020 Women on Boards Winning Company for our commitment to gender diversity at the highest level.

Making a Difference
in Communities Around the World

Focusing on Ability

ManpowerGroup recognizes that disabilities do not have to prevent people from reaching their full potential in the world of work. Our nationwide Access2Ability™ program partners with Easter Seals and state vocational rehabilitation organizations to help job seekers with disabilities, including veterans.

Tackling Youth Unemployment

ManpowerGroup Foundation works with French non-profits to help thousands of young job seekers, including high school and university students, make informed career choices and secure gainful employment.


Celebrating 65 Years of
WHAT'S
humanly
POSSIBLE

Promoting Workplace Inclusivity

ManpowerGroup Argentina's volunteer program—"Intertwined"—promotes workplace inclusivity and supports programs that increase opportunities for disadvantaged populations, including at-risk youth, rural workers, people with disabilities and refugees.

Teaching Transferable Skills

The Defence Indigenous Development Program teaches economically disadvantaged Indigenous Australians transferable life and work skills. Thanks to ManpowerGroup training and support of this and other development programs, recruitment of Indigenous Australians into the Australian Defence Force increased by 28%.

At a Glance

2013 Segment Revenues
In Millions ($)


Americas 4,510.2
Total 20,250.5
Southern Europe 7,237.0
Northern Europe 5,738.8
APME 2,447.7
Right Management 316.8

2013 Segment Operating Unit Profit
In Millions ($)


Americas 143.7
Total 639.2
Southern Europe 264.6
Northern Europe 139.7
APME 70.8
Right Management 20.4

STOCK INFORMATION

SHARES OUTSTANDING	2013 SHARE PRICE HIGH AND LOW	FISCAL YEAR END DATE	NUMBER OF SHARES ISSUED
79,355,988 (as of Dec 31, 2013)	$86.66/$43.49	December 31	112,014,673 (as of Dec 31, 2013)

AVG. DAILY VOLUME	STOCK EXCHANGE	MARKET CAPITALIZATION
600,000+ (shares per day in 2013)	NYSE (Ticker: MAN)	$6.8 billion (as of Dec 31, 2013)

People Placed in Permanent, Temporary and Contract Positions


'13 3.4 million
'12 3.4 million
'11 3.5 million
'10 3.5 million
'09 3.0 million

Systemwide Offices


'13 3,124
'12 3,453
'11 3,764
'10 3,877
'09 3,950

Strong Record of Long-Term Revenue Growth
In Billions ($)


25
20
15
10
5
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13

Financial Highlights

Revenues from Services[(a)]

In Millions ($)

2013 presented to us a challenging economic environment. However, we were able to achieve revenues of $20.3 billion, down 2.1% in constant currency.


'13
'12
'11
'10
'09

Operating Profit

In Millions ($)

Operating profit increased to $511.9 million. Excluding non-recurring items, operating profit increased 28.7% in constant currency from 2012, to $601.3 milion in 2013.


'13
'12
'11
'10
'09
As Reported

Operating Profit Margin

In Percent

Operating profit margin increased to 2.5%. Excluding non-recurring items, operating profit margin increased from 2.3% in 2012, to 3.0% in 2013.


'13
'12
'11
'10
'09
As Reported

Emerging Market Revenues

In Millions ($)

Emerging market revenues grew 3.8% in 2013. Key expansion markets grew: India (+23.2%), Brazil (+16.9%) and Russia (+13.3%).


'13
'12
'11
'10
'09

Return on Invested Capital (ROIC)

In Percent

Return on invested capital is defined as operating profit after tax divided by the average monthly total of net debt and equity for the year. Net debt is defined as total debt less cash and cash equivalents.


'13
'12
'11
'10
'09
Excluding Non-Recurring Items
As Reported

Net Earnings

In Millions ($)

Net earnings increased to $288.0 million. Excluding non-recurring items, net earnings increased from $236.2 million in 2012, to $353.3 million in 2013.


'13
'12
'11
'10
'09
As Reported

Total Capitalization

In Millions ($)

Debt as a percentage of total capitalization was 15% in 2013, compared to 24% in 2012 and 22% in 2011.


'13
'12
'11
'10
'09
Debt

Net Earnings Per Share–Diluted

($)

Net earnings per share-diluted increased to $3.62. Excluding non-recurring items, it increased 50.8% in constant currency from 2012, to $4.44.


'13
'12
'11
'10
'09
As Reported

(a) Revenues from services includes fees received from our franchise offices of $22.3 million, $23.6 million, $25.2 million, $23.9 million and $24.4 million for 2009, 2010, 2011, 2012 and 2013, respectively. These fees are primarily based on revenues generated by the franchise offices, which were $746.7 million, $968.0 million, $1,075.2 million, $1,051.8 million and $1,069.1 million for 2009, 2010, 2011, 2012 and 2013, respectively. In the United States, where the majority of our franchises operate, revenues from services includes fees received from the related franchise operations of $10.5 million, $13.7 million, $13.6 million, $14.6 million and $15.2 million for 2009, 2010, 2011, 2012 and 2013, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $459.3 million, $622.0 million, $646.1 million, $691.7 million and $695.6 million for 2009, 2010, 2011, 2012 and 2013, respectively.

(b) Amounts exclude the impact of global restructuring charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(c) Amounts exclude the impact of legal costs and global restructuring charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(d) Amounts exclude the impact of the goodwill and intangible asset impairment charges related to our investments in Right Management and Jefferson Wells, and global restructuring charges.

(e) Amounts exclude the impact for the goodwill impairment charge related to our investment in Jefferson Wells, loss on the sale of an equity investment, charge related to the extinguishment of our interest rate swap agreements and amended revolving credit facility, and global restructuring charges.

TABLE OF CONTENTS

Business Overview

ManpowerGroup Inc. is a world leader in innovative workforce solutions and services. Our global network of over 3,100 offices in 80 countries and territories allows us to meet the needs of our global, multinational and local clients across all major industry segments. We develop solutions that drive organizations forward, accelerate individual success and help build more sustainable communities. We power the world of work.

2013 Segment Revenues
In Millions ($)


Total
20,250.5
Americas 4,510.2
Southern Europe 7,237.0
Northern Europe 5,738.8
APME 2,447.7
Right Management 316.8

By offering a comprehensive range of workforce solutions and services, we help companies at varying stages in their evolution increase productivity, improve strategy, quality and efficiency, and reduce costs across their workforce to achieve their business goals. ManpowerGroup's suite of innovative workforce solutions and services includes:

2013 Segment Operating Unit Profit
In Millions ($)


Total
639.2
Americas 143.7
Southern Europe 264.6
Northern Europe 139.7
APME 70.8
Right Management 20.4

- Recruitment and Assessment — By leveraging our trusted brand, industry knowledge and expertise, we identify the right talent in the right place to help our clients quickly access the people they need when they need them. Through our industry-leading assessments, we gain a deeper understanding of the people we serve to correctly identify candidates' potential, resulting in a better cultural match.
- Training and Development — Our unique insights into evolving employer needs and our expertise in training and development help us prepare candidates and associates to succeed in today's competitive marketplace. We offer an extensive portfolio of training courses and leadership development solutions that help clients maximize talent and optimize performance.
- Career Management — We understand the human side of business to help individuals and organizations unleash human potential to enhance skills, increase effectiveness and successfully manage career changes and workforce transitions.
- Outsourcing — We provide clients with outsourcing services related to human resources functions primarily in the areas of large-scale recruiting and workforce-intensive initiatives that are outcome-based, thereby sharing in the risk and reward with our clients.
- Workforce Consulting — We help clients create and align their workforce strategy to achieve their business strategy, increase business agility and flexibility, and accelerate personal and business success.

This comprehensive and diverse business mix helps us to partially mitigate the cyclical effects of the national economies in which we operate. Our family of brands and offerings includes:

- Manpower — We are a global leader in contingent and permanent recruitment staffing. We provide businesses with rapid access to a highly qualified and productive pool of candidates to give them the flexibility and agility they need to respond to changing business needs.
- Experis — We are a global leader in professional resourcing and project-based solutions. With operations in over 55 countries and territories, we deliver 49 million hours of professional talent specializing in Information Technology (IT), Engineering, Finance and Healthcare.
- Right Management — We are a global leader in talent and career management. Through our innovative and proprietary process, we leverage our expertise in employee assessment, leader development, career management and workforce transition and outplacement to increase productivity and optimize business performance.
- ManpowerGroup Solutions — ManpowerGroup Solutions is a leader in outcome-based, talent-driven solutions. Our offerings include best-in-class Talent Based Outsourcing (TBO), TAPFIN — Managed Service Provider (MSP), Recruitment Process Outsourcing (RPO), Borderless Talent Solutions (BTS), Strategic Workforce Consulting (SWC) and Language Services.

Our leadership position allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2013, the 3.4 million people we connected to opportunities and purpose worked to help more than 400,000 of our clients meet their business objectives. Seasoned professionals, skilled laborers, temporary to permanent, parents returning to work, seniors wanting to supplement pensions, previously unemployed youth and disabled individuals all turn to the ManpowerGroup companies for employment possibilities. Similarly, governments in the nations in which we operate look to us to help provide employment opportunities and training to assist the unemployed in gaining the skills they need to enter the workforce. We provide a bridge to experience and employment, and help to build more sustainable communities.

Our industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of United States dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among clients and in the employment services industry itself.

We manage these trends by leveraging established strengths, including one of the employment services industry's most recognized and respected brands; geographic diversification; size and service scope; an innovative product mix; and a strong client base. While staffing is an important aspect of our business, our strategy is focused on providing both the skilled employees our clients need and high-value workforce management, outsourcing and consulting solutions.

Client demand for workforce solutions and services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries and territories in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. During periods of increasing demand, we are able to improve our profitability and operating leverage as our current cost base can support some increase in business without a similar increase in selling and administrative expenses.

Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines. When demand drops, our operating profit is typically impacted unfavorably as we experience a deleveraging of our selling and administrative expense base as expenses may not decline at the same pace as revenues. In periods of economic contraction, we may have more significant expense deleveraging, as we believe it is prudent not to reduce selling and administrative expenses to levels that could negatively impact the long-term potential of our branch network and brands.

The nature of our operations is such that our most significant current asset is accounts receivable, with an average days sales outstanding of approximately 55 days based on the markets where we do business. Our most significant current liabilities are payroll related costs, which are generally paid either weekly or monthly. As the demand for our services increases, we generally see an increase in our working capital needs, as we continue to pay our associates on a weekly or monthly basis while the related accounts receivable are outstanding for much longer, which may result in a decline in operating cash flows. Conversely, as the demand for our services declines, we generally see a decrease in our working capital needs, as the existing accounts receivable are collected and not replaced at the same level, resulting in a decline of our accounts receivable balance, with less of an effect on current liabilities due to the shorter cycle time of the payroll related items. This may result in an increase in our operating cash flows, however any such increase would not be sustainable in the event that the economic downturn continued for an extended period.

Our career management services are counter-cyclical to our staffing services, which helps to offset the impact of an economic downturn on our overall financial results.

Due to our industry's sensitivity to economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short-term nature of staffing assignments, it is difficult to forecast future demand for our services with absolute certainty. As a result, we monitor a number of economic indicators, as well as recent business trends, to predict future revenue trends for each of our reportable segments. Based upon these anticipated trends, we determine what level of personnel and office investments are necessary to take full advantage of growth opportunities.

Our business is organized and managed primarily on a geographic basis, with Right Management currently operating as a separate global business unit. Each country and business unit generally have their own distinct operations and management team, providing services under our global brands. We have an executive sponsor for each global brand who is responsible for ensuring the integrity and consistency of delivery locally. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; Southern Europe, which includes France, Italy and Other Southern Europe; Northern Europe; APME (Asia Pacific Middle East); and Right Management.

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes TBO, MSP, RPO, BTS, SWC and Language Services. Right Management's revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprises a significant portion of revenues for us as a whole or for any segment.

Financial Measures — Constant Currency and Organic Constant Currency

Changes in our financial results include the impact of changes in foreign currency exchange rates and acquisitions. We provide "constant currency" and "organic constant currency" calculations in this report to remove the impact of these items. We express year-over-year variances that are calculated in constant currency and organic constant currency as a percentage.

When we use the term "constant currency," it means that we have translated financial data for a period into United States dollars using the same foreign currency exchange rates that we used to translate financial data for the previous period. We believe that this calculation is a useful measure, indicating the actual growth of our operations. We use constant currency results in our analysis of subsidiary or segment performance. We also use constant currency when analyzing our performance against that of our competitors. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. Changes in foreign currency exchange rates primarily impact reported earnings and not our actual cash flow unless earnings are repatriated.

When we use the term "organic constant currency," it means that we have further removed the impact of acquisitions in the current period from our constant currency calculation. We believe that this calculation is useful because it allows us to show the actual growth of our pre-existing business.

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 36 and 37.

Results of Operations — Years Ended December 31, 2013, 2012 and 2011

In 2013, we experienced revenue declines in most of our markets as demand for our services continued to be unfavorably impacted by the economic uncertainty. While we have seen improving trends throughout the year in many of our markets in the Americas and Europe, our APME segment has seen continued declines due to the soft demand for our staffing/interim services and fewer billing days in 2013 compared to 2012. Our consolidated revenue growth improved throughout the year, with a 6% decline in the first quarter improving to 1% growth in the fourth quarter as the global economy started to stabilize. Our staffing/interim business and our European permanent recruitment business declined during the year, while our ManpowerGroup Solutions business continued to see solid growth due mostly to growth in our RPO and MSP offerings. At Right Management, the decrease in demand for our talent management services persisted in 2013 as companies continued to delay discretionary spend through much of the year, while demand for our counter-cyclical outplacement services remained flat in 2013 compared to 2012.

Our gross profit margin in 2013 compared to 2012 remained flat as the slight improvement in our staffing/interim gross profit margin was offset by the decline in our permanent recruitment business. Our staffing/interim gross profit margin improvement in 2013 was largely due to payroll tax credits related to the Credit d'Impôt pour la Compétitivité et l'Emploi ("CICE") in France, with additional improvement from strong price discipline in the United States. These gains were largely offset by margin declines that we experienced in certain European and APME countries and territories due to continued pricing pressures. For additional information on the CICE payroll tax credit, see the Employment-Related Items section of Management's Discussion and Analysis.

We recorded $89.4 million of restructuring charges in 2013 as we further simplified our organization and recalibrated our cost base, a continuation of the simplification and cost recalibration plan we began in the fourth quarter of 2012 that impacted all of our segments as well as our corporate functions. Selling and administrative expenses decreased 5.7% in constant currency in the year, or 7% excluding the restructuring charges in each year, as we are seeing the benefits of these simplification and cost recalibration actions. Typically a slowdown in revenues like we saw in 2013 impacts our operating profit unfavorably, as we generally experience a deleveraging of our selling and administrative expense base as expenses may not change at the same pace as revenues. However, due to our simplification and recalibration actions, we were able to decrease our selling and administrative expenses at a faster pace than the decrease in revenues, which enabled us to better leverage our expenses and favorably impact our operating profit for 2013.

We executed the simplification and cost recalibration plan in the fourth quarter of 2012 on the premise that we were entering into a continued period of soft economic conditions with a sluggish recovery. The goal of our plan was to simplify our organization by creating the right agility and speed, and focuses around four different areas: organization, programs, technology, and delivery. We achieved a reduction in selling and administrative expenses of $152 million in 2013, and expect to realize an additional reduction of $40 million in selling and administrative expenses in 2014 as a result of this plan. The plan focused on recalibration of our costs and thus, we do not expect the cost savings specific to this plan to return as our revenue volumes increase. The primary elements of the simplification and cost recalibration plan were implemented in 2013 and we will continue to evolve and enhance our delivery channels.

CONSOLIDATED RESULTS — 2013 COMPARED TO 2012

The following table presents selected consolidated financial data for 2013 as compared to 2012.

(in millions, except per share data)	2013	2012	Reported Variance	Variance in Constant Currency	Variance in Organic Constant Currency
Revenues from services	$20,250.5	$20,678.0	(2.1)%	(2.1)%	(2.4)%
Cost of services	16,883.8	17,236.0	(2.0)	(2.0)	
Gross profit	3,366.7	3,442.0	(2.2)	(2.1)	(2.4)
Gross profit margin	*16.6%*	*16.6%*			
Selling and administrative expenses	2,854.8	3,030.3	(5.8)	(5.7)	(6.0)
Selling and administrative expenses as a % of revenues	*14.1%*	*14.7%*			
Operating profit	511.9	411.7	24.3	24.3	23.8
Operating profit margin	*2.5%*	*2.0%*			
Net interest expense	33.4	35.2	(5.0)		
Other expenses	3.0	8.1	(63.0)		
Earnings before income taxes	475.5	368.4	29.1	28.9	
Provision for income taxes	187.5	170.8	9.8		
Effective income tax rate	*39.4%*	*46.4%*			
Net earnings	$ 288.0	$ 197.6	45.8	46.4	
Net earnings per share — diluted	$ 3.62	$ 2.47	46.6	47.0	
Weighted average shares — diluted	79.6	80.1	(0.7)		

The year-over-year decrease in revenues from services of 2.1% (–2.1% in constant currency and –2.4% in organic constant currency) was attributed to:

- decreased demand for services in several of our markets within the Americas, Southern Europe and Northern Europe, where revenues decreased 1.9% (–0.5% in constant currency), 0.2% (–3.6% in constant currency and –3.9% in organic constant currency) and 0.6% (–1.7% in constant currency and –2.3% in organic constant currency), respectively;
- revenue declines in our larger markets of France and Italy of 5.8% (–6.0% in organic constant currency) and 0.3% in constant currency, respectively, due to the current economic environments in those countries;
- revenue decline in the United States of 1.4% primarily due to a decrease in our larger strategic account client revenues because of softening demand, a large client project in our Manpower business line that concluded in the first quarter of 2013 and strong price discipline on new business opportunities;
- revenue decrease in APME of 10.3% (–1.4% in constant currency) primarily due to the decline in demand for our staffing/interim services, resulting from two fewer billing days and legislative changes in China that restricted the use of temporary employment, and to a decline in our TBO revenues due to the loss of a Japanese client; and
- decreased demand for talent management services at Right Management, where these revenues decreased 7.1% (–6.6% in constant currency); partially offset by

in millions, except share and per share data

15.
Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2013					
Revenues from services	$4,768.9	$5,040.7	$5,188.8	$5,252.1	$20,250.5
Gross profit	790.1	836.4	853.6	886.6	3,366.7
Operating profit[a]	54.4	128.1	162.4	167.0	511.9
Net earnings	23.9	68.2	94.7	101.2	288.0
Net earnings per share — basic	$ 0.31	$ 0.88	$ 1.21	$ 1.28	$ 3.69
Net earnings per share — diluted[b]	0.31	0.87	1.18	1.25	3.62
Dividends per share	—	0.46	—	0.46	0.92
Market price:					
High	$ 57.31	$ 58.23	$ 75.18	$ 86.66	
Low	43.49	51.27	54.65	72.28	
Year Ended December 31, 2012					
Revenues from services	$5,096.4	$5,206.7	$5,172.3	$5,202.6	$20,678.0
Gross profit	847.4	861.7	856.2	876.7	3,442.0
Operating profit[c]	93.8	94.4	118.6	104.9	411.7
Net earnings	40.2	41.0	63.1	53.3	197.6
Net earnings per share — basic	$ 0.50	$ 0.51	$ 0.79	$ 0.68	$ 2.49
Net earnings per share — diluted[d]	0.50	0.51	0.79	0.68	2.47
Dividends per share	—	0.43	—	0.43	0.86
Market price:					
High	$ 47.37	$ 47.90	$ 41.65	$ 42.93	
Low	36.76	33.99	32.41	35.18	

(a) Included restructuring costs of $34.8, $20.0, $8.1 and $26.5 recorded in the first, second, third and fourth quarters, respectively.

(b) Included in the results are restructuring costs per diluted share of ($0.32), ($0.18), ($0.08) and ($0.24) for the first, second, third and fourth quarters, respectively.

(c) Included restructuring costs of $0.1, $20.9, $1.2 and $26.6 recorded in the first, second, third and fourth quarters, respectively.

(d) Included in the results are restructuring costs of ($0.17) per diluted share in the second quarter and ($0.23) per diluted share in the fourth quarter.

****

Year Ended December 31	2013	2012	2011
Long-Lived Assets [a]			
Americas:			
United States	$ 25.8	$ 32.8	$ 35.5
Other Americas	10.4	11.2	10.5
	36.2	44.0	46.0
Southern Europe:			
France	56.3	59.4	46.0
Italy	6.5	7.0	7.9
Other Southern Europe	10.3	8.6	8.5
	73.1	75.0	62.4
Northern Europe	30.6	40.4	43.3
APME	19.2	22.4	23.3
Right Management	11.3	12.4	11.4
Corporate	0.2	1.2	2.5
	$170.6	$195.4	$188.9
Additions to Long-Lived Assets			
Americas:			
United States	$ 6.0	$ 11.6	$ 10.0
Other Americas	4.8	5.0	5.5
	10.8	16.6	15.5
Southern Europe:			
France	10.7	25.6	16.4
Italy	1.9	1.8	3.7
Other Southern Europe	3.7	2.2	3.1
	16.3	29.6	23.2
Northern Europe	8.8	12.8	18.4
APME	4.3	5.6	5.5
Right Management	4.5	7.4	2.3
	$ 44.7	$ 72.0	$ 64.9

(a) Further breakdown of long-lived assets by geographical region was as follows:

Long-Lived Assets	2013	2012	2011
United States	$ 30.6	$ 39.7	$ 41.1
France	57.8	61.0	48.1
Italy	6.5	7.1	8.1
United Kingdom	7.4	11.0	12.9
Total Foreign	140.0	155.7	147.8

in millions, except share and per share data

Year Ended December 31	2013	2012	2011
Total Assets			
Americas:			
United States	$1,476.3	$1,511.0	$1,429.9
Other Americas	266.9	317.5	291.8
	1,743.2	1,828.5	1,721.7
Southern Europe:			
France	1,950.3	1,756.2	1,822.7
Italy	218.3	301.2	301.3
Other Southern Europe	209.1	187.8	170.3
	2,377.7	2,245.2	2,294.3
Northern Europe	1,951.8	1,732.5	1,714.3
APME	466.7	491.7	472.4
Right Management	134.4	95.4	75.7
Corporate[(a)]	614.5	619.3	621.3
	$7,288.3	$7,012.6	$6,899.7
Equity Investments			
Americas:			
United States	$ 3.0	$ 3.0	$ —
Other Americas	—	—	—
	3.0	3.0	—
Southern Europe:			
France	0.4	0.1	0.1
Italy	—	—	—
Other Southern Europe	—	—	—
	0.4	0.1	0.1
Northern Europe	136.5	81.5	75.0
APME	0.3	0.7	0.8
Right Management	—	—	—
	$ 140.2	$ 85.3	$ 75.9

(a) Corporate assets include assets that were not used in the operations of any segment, the most significant of which were purchased intangibles and cash.

Year Ended December 31	2013	2012	2011
Depreciation and Amortization Expense			
Americas:			
United States	$12.3	$ 13.4	$ 13.5
Other Americas	4.5	4.2	4.0
	16.8	17.6	17.5
Southern Europe:			
France	14.1	13.1	12.4
Italy	2.6	2.7	3.3
Other Southern Europe	2.2	2.4	2.7
	18.9	18.2	18.4
Northern Europe	14.0	15.8	17.0
APME	4.8	4.9	5.1
Right Management	4.3	5.1	5.9
Corporate expenses	1.4	2.2	1.6
Amortization of intangible assets[a]	34.1	36.7	38.9
	$94.3	$100.5	$104.4
Earnings from Equity Investments			
Americas:			
United States	$ —	$ —	$ —
Other Americas	—	—	—
	—	—	—
Southern Europe:			
France	0.3	—	(0.4)
Italy	—	—	—
Other Southern Europe	—	—	—
	0.3	—	(0.4)
Northern Europe	6.9	2.5	4.3
APME	—	—	—
Right Management	—	—	—
	$ 7.2	$ 2.5	$ 3.9

(a) Intangible asset amortization related to acquisitions is excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

in millions, except share and per share data

Year Ended December 31	2013	2012	2011
Revenues from Services[a]			
Americas:			
United States[b]	$ 2,967.0	$ 3,010.5	$ 3,137.3
Other Americas	1,543.2	1,585.4	1,512.1
	4,510.2	4,595.9	4,649.4
Southern Europe:			
France	5,284.9	5,425.6	6,179.1
Italy	1,087.6	1,056.8	1,255.8
Other Southern Europe	864.5	768.5	776.9
	7,237.0	7,250.9	8,211.8
Northern Europe	5,738.8	5,773.9	6,159.4
APME	2,447.7	2,728.8	2,661.7
Right Management	316.8	328.5	323.7
	$20,250.5	$20,678.0	$22,006.0
Operating Unit Profit			
Americas:			
United States	$ 99.8	$ 60.8	$ 94.1
Other Americas	43.9	50.6	47.8
	143.7	111.4	141.9
Southern Europe:			
France	198.9	129.6	169.4
Italy	53.8	45.4	74.1
Other Southern Europe	11.9	10.1	10.8
	264.6	185.1	254.3
Northern Europe	139.7	159.8	212.6
APME	70.8	90.7	78.8
Right Management	20.4	13.4	(1.4)
	639.2	560.4	686.2
Corporate expenses	(93.2)	(112.0)	(123.1)
Intangible asset amortization expense[c]	(34.1)	(36.7)	(38.9)
Interest and other expenses	(36.4)	(43.3)	(44.3)
Earnings before income taxes	$ 475.5	$ 368.4	$ 479.9

(a) Further breakdown of revenues from services by geographical region is as follows:

Revenues from Services	2013	2012	2011
United States	$ 3,080.8	$ 3,132.0	$ 3,254.6
France	5,313.6	5,448.3	6,201.9
Italy	1,093.0	1,061.6	1,277.1
United Kingdom	1,884.5	1,898.1	1,880.4
Total Foreign	17,169.7	17,546.0	18,751.4

(b) The United States revenues above represent revenues from our company-owned branches and franchise fees received from our franchise operations, which were $15.2, $14.6 and $13.6 for 2013, 2012 and 2011, respectively.

(c) Intangible asset amortization related to acquisitions is excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

In June 2012, we recorded legal costs of $10.0 in the United States for various legal matters, the majority of which was related to our entry into a settlement agreement in connection with a purported class action lawsuit involving allegations regarding our vacation pay policies in Illinois. Under the settlement agreement, we agreed to pay $8.0 plus certain related taxes and administrative fees. We maintain that our vacation pay policies were appropriate and we admit no liability or wrongdoing, but we believe that settlement is in our best interest to avoid the costs and disruption of ongoing litigation.

GUARANTEES

We have entered into certain guarantee contracts and stand-by letters of credit that total $156.5 ($118.2 for guarantees and $38.3 for stand-by letters of credit) as of December 31, 2013. The guarantees primarily relate to operating leases and indebtedness. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

14. Segment Data

On a consolidated basis, the French business tax is reported in provision for income taxes, in accordance with the current accounting guidance on income taxes. Prior to the second quarter of 2013, we internally reviewed the financial results of our French operations including the French business tax within OUP given the operational nature of these taxes. While we continue to view this tax as operational, during the second quarter of 2013 we changed our internal reporting to exclude the French business tax from the OUP of our France reportable segment. Therefore, we are no longer required to show the business tax amount separately to reconcile to the consolidated results. All previously reported segment results have been restated to conform to the current year presentation. This change in segment reporting has no impact on our reporting of consolidated results.

We are organized and managed primarily on a geographic basis, with Right Management currently operating as a separate global business unit. Each country and business unit generally have their own distinct operations and management team, providing services under our global brands, and maintains its own financial reports. We have an executive sponsor for each global brand who is responsible for ensuring the integrity and consistency of delivery locally. We develop and implement global workforce solutions for our clients that deliver the outcomes that help them achieve their business strategy. Each operation reports directly or indirectly through a regional manager to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; Southern Europe, which includes France, Italy and Other Southern Europe; Northern Europe; APME; and Right Management.

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes Talent Based Outsourcing (TBO), TAPFIN — Managed Service Provider (MSP), Recruitment Process Outsourcing (RPO), Borderless Talent Solutions (BTS), Strategic Workforce Consulting (SWC) and Language Services. The Right Management segment revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on operating unit profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include goodwill and intangible asset impairment charges or amortization of intangible assets related to acquisitions, interest and other income and expense amounts or income taxes.

Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

in millions, except share and per share data

12.
Derivative Financial Instruments

We are exposed to various risks relating to our ongoing business operations. The primary risks, which are managed through the use of derivative instruments, are foreign currency exchange rate risk and interest rate risk. In certain circumstances, we enter into foreign currency forward exchange contracts ("forward contracts") to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We manage interest rate risk through the use of a combination of fixed and variable rate borrowings. In the past, we have also used interest rate swap agreements, however, we have not had any such agreements in 2013, 2012 or 2011. In accordance with the current accounting guidance for derivative instruments and hedging activities, we record all of our derivative instruments as either an asset or liability measured at their fair values.

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

The €350.0 ($480.9) Notes were designated as economic hedges of our net investment in our foreign subsidiaries with a euro-functional currency as of December 31, 2013.

For derivatives designated as an economic hedge of the foreign currency exposure of a net investment in a foreign subsidiary, the gain or loss associated with foreign currency translation is recorded as a component of accumulated other comprehensive income, net of taxes. As of December 31, 2013, we had a $60.6 unrealized loss included in accumulated other comprehensive income, net of taxes, as the net investment hedge was deemed effective.

Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings. These gains or losses are offset by the exposure related to receivables and payables with our foreign subsidiaries and to interest due on our euro-denominated notes, which is paid annually in June. We recorded a gain of $0.8 associated with our forward contracts in interest and other expenses for the year ended December 31, 2013, partially offsetting the losses recorded for the items noted above.

The fair value measurements of these items recorded in our Consolidated Balance Sheets as of December 31, 2013 and 2012 are disclosed in Note 1 to the Consolidated Financial Statements.

13.
Contingencies

LITIGATION

In the normal course of business, the Company is named as defendant in various legal proceedings in which claims are asserted against the Company. We record accruals for loss contingencies based on the circumstances of each claim, when it is probable that a loss has been incurred as of the balance sheet date and can be reasonably estimated. Although the outcome of litigation cannot be predicted with certainty, we believe the ultimate resolution of these legal proceedings will not have a material effect on our business or financial condition.

In France, during the second quarter of 2013, a number of clients asserted claims against us, requesting refunds for various payroll tax subsidies that we have received dating back to 2003 related to our French temporary associates. While we receive claims in the normal course of business, there was a significant increase in claims made during the second quarter due to an impending change in the French statute of limitations that reduced the claims period from 10 to 5 years for claims filed after June 2013. We did not receive any claims in the remainder of 2013. We believe the claims against us are without merit as a matter of French law. Payroll tax subsidies have historically been for the benefit of the direct employer of the temporary associates. As such, our pricing practices implicitly consider all direct costs of employing our temporary associates, and factor in the benefit provided by these payroll tax subsidies. The French Supreme Court has been asked to confirm that, as a matter of law, the benefit of the payroll tax subsidies belongs to the direct employer, with a ruling expected during 2014. We believe the likelihood of any loss to be remote and do not expect the resolution of these claims to have a material impact on our consolidated financial statements or the results of our France and Southern Europe segments.

DEFINED CONTRIBUTION PLANS AND DEFERRED COMPENSATION PLANS

We have defined contribution plans covering substantially all permanent United States employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee's salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $22.4, $21.5 and $24.6 for the years ended December 31, 2013, 2012 and 2011, respectively.

We also have deferred compensation plans in the United States. One of the plans had an asset and liability of $69.4 and $55.5 as of December 31, 2013 and 2012, respectively.

09. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income, net of tax, were as follows:

December 31	2013	2012
Foreign currency translation	$239.5	$186.8
Translation loss on net investment hedge, net of income taxes of $(36.7) and $(31.3), respectively	(60.6)	(51.1)
Translation loss on long-term intercompany loans	(73.6)	(73.4)
Unrealized gain on investments, net of income taxes of $1.6 and $3.9, respectively	11.5	11.8
Defined benefit pension plans, net of income taxes of $(21.8) and $(22.6), respectively	(39.7)	(37.0)
Retiree health care plan, net of income taxes of $2.7 and $(1.7), respectively	5.1	(2.7)
Accumulated other comprehensive income	$ 82.2	$ 34.4

10. Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2013:

Year	
2014	$186.2
2015	139.0
2016	106.7
2017	77.4
2018	59.4
Thereafter	119.7
Total minimum lease payments	$688.4

Rental expense for all operating leases was $232.9, $245.1 and $254.3 for the years ended December 31, 2013, 2012 and 2011, respectively.

11. Interest and Other Expenses

Interest and other expenses consisted of the following:

Year Ended December 31	2013	2012	2011
Interest expense	$37.1	$41.8	$42.8
Interest income	(3.7)	(6.6)	(7.3)
Foreign exchange losses	2.3	0.9	2.8
Miscellaneous expenses, net	0.7	7.2	6.0
Interest and other expenses	$36.4	$43.3	$44.3

in millions, except share and per share data

The amount recognized in accumulated other comprehensive income, net of tax, consists of a net loss of $1.9 and a prior service credit of $7.0 in 2013, and a net loss of $2.7 in 2012.

In June 2013, the Board of Directors approved an amendment related to the post-65 healthcare benefits of the plan that will be effective as of July 1, 2014. The plan change includes the introduction of a Health Reimbursement Account for Medicare eligible retirees and dependents. The plan change was communicated to retirees in October 2013, and the plan was re-measured as of October 1, 2013 to reflect this amendment.

The discount rate used in the measurement of the benefit obligation was 4.7% and 3.9% in 2013 and 2012, respectively. The discount rate used in the measurement of net periodic benefit cost was 3.9% (January through September) and 4.8% (October through December), 4.8% and 5.3% in 2013, 2012 and 2011, respectively. The components of net periodic benefit cost for this plan were as follows:

Year Ended December 31	2013	2012	2011
Net Periodic Benefit Cost			
Service cost	$ —	$0.1	$0.1
Interest cost	1.1	1.3	1.3
Net loss	0.3	—	—
Prior service credit	(0.2)	—	—
Net periodic benefit cost	1.2	1.4	1.4
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)			
Net (gain) loss	(0.9)	3.2	3.3
Prior service credit	(11.2)	—	—
Amortization of net (loss) gain	(0.3)	—	—
Amortization of prior service credit	0.2	—	—
Total recognized in other comprehensive income (loss)	(12.2)	3.2	3.3
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(11.0)	$4.6	$4.7

The estimated net loss and prior service credit for the retiree health care plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2014 is $0.1 and $0.8, respectively.

The health care cost trend rate was assumed to be 7.5% for 2013, decreasing gradually to an ultimate rate of 5.0% in 2020. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.1	$(0.1)
Effect on benefit obligation	0.2	(0.2)

FUTURE CONTRIBUTIONS AND PAYMENTS

During 2014, we plan to contribute $13.3 to our pension plans and to fund our retiree health care payments as incurred. Projected benefit payments from the plans as of December 31, 2013 were estimated as follows:

Year	Pension Plans	Retiree Health Care Plan
2014	$ 11.6	$ 1.9
2015	12.2	1.6
2016	12.6	1.6
2017	13.9	1.5
2018	14.2	1.5
2019 – 2023	83.5	6.5
Total projected benefit payments	$148.0	$14.6

	United States Plans				Non-United States Plans			
		Fair Value Measurements Using				Fair Value Measurements Using		
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category								
Cash and cash equivalents[1]	$ 1.8	$ 1.8	$ —	$ —	$ 2.6	$ 2.6	$ —	$ —
Equity securities:								
United States companies	16.1	16.1	—	—	—	—	—	—
International companies	—	—	—	—	72.8	72.8	—	—
Fixed income securities:								
Government bonds[2]	18.1	—	18.1	—	—	—	—	—
Guaranteed insurance contracts	—	—	—	—	112.9	—	112.9	—
Other types of investments:								
Unitized funds[3]	—	—	—	—	101.3	101.3	—	—
Real estate funds	—	—	—	—	6.8	—	6.8	—
	$36.0	$17.9	$18.1	$ —	$296.4	$176.7	$119.7	$ —

(1) This category includes a prime obligations money market portfolio.

(2) This category includes United States Treasury/Federal agency securities and foreign government securities.

(3) This category includes investments in approximately 80% fixed income securities and 20% equity.

The following table summarizes the changes in fair value of the insurance contract, which is measured using Level 3 inputs. These contracts were purchased upon amendment of our Dutch pension plan effective as of January 1, 2013. We determine that transfers between fair-value-measurement levels occur on the date of the event that caused the transfer.

Year Ended December 31	2013
Balance, beginning of year	$ —
Transfers into Level 3	85.9
Unrealized loss	(7.7)
Purchases, sales and settlements, net	(0.6)
Currency exchange rate changes	3.3
Balance, end of year	$80.9

RETIREE HEALTH CARE PLAN

We provide medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan's benefit obligation and the statement of the funded status of the plan were as follows:

Year Ended December 31	2013	2012
Change in Benefit Obligation		
Benefit obligation, beginning of year	$ 31.5	$ 28.5
Service cost	—	0.1
Interest cost	1.1	1.3
Actuarial (gain) loss	(0.9)	3.2
Benefits paid	(2.3)	(1.9)
Plan participant contributions	0.2	0.2
Retiree drug subsidy reimbursement	0.1	0.1
Plan amendment	(11.2)	—
Benefit obligation, end of year	$ 18.5	$ 31.5
Funded Status at End of Year		
Funded status, end of year	$(18.5)	$(31.5)
Amounts Recognized		
Current liabilities	$ (2.0)	$ (1.8)
Noncurrent liabilities	(16.5)	(29.7)
Net amount recognized	$(18.5)	$(31.5)

in millions, except share and per share data

Our overall expected long-term rate of return on United States plan assets is 6.0%, while our overall expected long-term rate of return on our non-United States plans varies by country and ranges from 2.3% to 4.7%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for four of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience and the future expectations for each respective country.

Our plans' investment policies are to optimize the long-term return on plan assets at an acceptable level of risk and to maintain careful control of the risk level within each asset class. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2013 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The fair value of our pension plan assets are primarily determined by using market quotes and other relevant information that is generated by market transactions involving identical or comparable assets, except for the insurance contract that is measured at the present value of expected future benefit payments using the Deutsche National Bank interest curve. The fair value of our pension plan assets by asset category was as follows:

	United States Plans				Non-United States Plans			
		Fair Value Measurements Using				Fair Value Measurements Using		
	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category								
Cash and cash equivalents[1]	$ 0.9	$ 0.9	$ —	$ —	$ 1.7	$ 1.7	$ —	$ —
Equity securities:								
United States companies	15.5	15.5	—	—	—	—	—	—
International companies	—	—	—	—	36.6	36.6	—	—
Fixed income securities:								
Government bonds[2]	22.7	—	22.7	—	—	—	—	—
Guaranteed insurance contracts	—	—	—	—	44.8	—	44.8	—
Annuity contract	—	—	—	—	33.4	—	33.4	—
Other types of investments:								
Unitized funds[3]	—	—	—	—	101.3	101.3	—	—
Insurance contract	—	—	—	—	80.9	—	—	80.9
Real estate funds	—	—	—	—	7.1	—	7.1	—
	$39.1	$16.4	$22.7	$ —	$305.8	$139.6	$85.3	$80.9

(1) This category includes a prime obligations money market portfolio.

(2) This category includes United States Treasury/Federal agency securities and foreign government securities.

(3) This category includes investments in approximately 80% fixed income securities and 20% equity.

The projected benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2013	2012
Projected benefit obligation	$53.4	$16.7
Plan assets	44.8	12.4

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $68.4 and $70.0 as of December 31, 2013 and 2012, respectively.

The components of the net periodic benefit cost and other amounts recognized in other comprehensive loss for all plans were as follows:

Year Ended December 31	2013	2012	2011
Service cost	$ 8.7	$ 10.4	$ 9.9
Interest cost	14.8	15.1	15.5
Expected return on assets	(13.2)	(14.7)	(15.2)
Curtailment and settlement	(2.3)	—	(1.0)
Net loss (gain)	3.3	1.1	(0.2)
Prior service cost	0.5	0.7	0.7
Net periodic benefit cost	11.8	12.6	9.7
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss			
Net loss	6.8	15.4	11.6
Prior service credit	(1.1)	—	—
Amortization of net (loss) gain	(3.3)	(1.1)	0.2
Amortization of prior service cost	(0.5)	(0.7)	(0.7)
Total recognized in other comprehensive loss	1.9	13.6	11.1
Total recognized in net periodic benefit cost and other comprehensive loss	$ 13.7	$ 26.2	$ 20.8

Effective January 1, 2013, we amended a defined benefit plan in the Netherlands. The defined benefit plan was frozen, and the participants were transitioned to a defined contribution plan, resulting in a curtailment gain of $2.3.

Effective July 1, 2011, we completed a voluntary transition of our Norwegian employees from defined pension plans to defined contribution plans, resulting in a curtailment and settlement gain of $1.0.

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2014 are $3.3 and $0.5, respectively.

The weighted-average assumptions used in the measurement of the benefit obligation were as follows:

	United States Plans		Non-United States Plans	
Year Ended December 31	2013	2012	2013	2012
Discount rate	4.6%	3.7%	4.1%	4.2%
Rate of compensation increase	3.0%	3.0%	3.8%	3.6%

The weighted-average assumptions used in the measurement of the net periodic benefit cost were as follows:

	United States Plans			Non-United States Plans		
Year Ended December 31	2013	2012	2011	2013	2012	2011
Discount rate	3.7%	4.6%	5.1%	4.2%	4.7%	5.1%
Expected long-term return on plan assets	6.0%	6.3%	7.0%	4.0%	4.7%	5.3%
Rate of compensation increase	3.0%	3.0%	4.0%	3.6%	4.0%	4.3%

We determine our assumption for the discount rate based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year.

in millions, except share and per share data

08.
Retirement and Deferred Compensation Plans

DEFINED BENEFIT PLANS

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

	United States Plans		Non-United States Plans	
Year Ended December 31	2013	2012	2013	2012
Change in Benefit Obligation				
Benefit obligation, beginning of year	$ 61.9	$ 57.5	$315.2	$264.7
Service cost	—	—	8.7	10.4
Interest cost	2.2	2.6	12.6	12.5
Curtailments	—	—	(3.4)	—
Transfers	—	—	(0.3)	(0.1)
Actuarial (gain) loss	(5.9)	6.0	(0.6)	20.4
Plan participant contributions	—	—	0.4	2.2
Benefits paid	(4.4)	(4.2)	(6.7)	(5.6)
Currency exchange rate changes	—	—	5.7	10.7
Benefit obligation, end of year	$ 53.8	$ 61.9	$331.6	$315.2

	United States Plans		Non-United States Plans	
Year Ended December 31	2013	2012	2013	2012
Change in Plan Assets				
Fair value of plan assets, beginning of year	$ 36.0	$ 34.7	$296.4	$250.4
Actual return on plan assets	4.6	2.8	(4.2)	21.2
Plan participant contributions	—	—	0.4	2.2
Company contributions	2.9	2.7	15.0	17.7
Benefits paid	(4.4)	(4.2)	(6.7)	(5.6)
Currency exchange rate changes	—	—	4.9	10.5
Fair value of plan assets, end of year	$ 39.1	$ 36.0	$305.8	$296.4
Funded Status at End of Year				
Funded status, end of year	$(14.7)	$(25.9)	$ (25.8)	$ (18.8)
Amounts Recognized				
Noncurrent assets	$ 17.2	$ 11.6	$ 30.8	$ 31.4
Current liabilities	(2.9)	(2.9)	(0.2)	(0.3)
Noncurrent liabilities	(29.0)	(34.6)	(56.4)	(49.9)
Net amount recognized	$(14.7)	$(25.9)	$ (25.8)	$ (18.8)

Amounts recognized in accumulated other comprehensive income, net of tax, consist of:

	United States Plans		Non-United States Plans	
December 31	2013	2012	2013	2012
Net loss	$9.5	$15.8	$ 25.3	$14.8
Prior service cost	0.1	0.1	4.8	6.3
Total	$9.6	$15.9	$ 30.1	$21.1

The accumulated benefit obligation for our plans that have plan assets was $291.7 and $272.8 as of December 31, 2013 and 2012, respectively. The accumulated benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2013	2012
Accumulated benefit obligation	$10.3	$9.2
Plan assets	9.8	8.5

When the €350.0 Notes mature, we plan to repay the amount with available cash, borrowings under our $600.0 revolving credit facility or a new borrowing. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we decide to replace the €350.0 Notes.

The €350.0 Notes have been designated as a hedge of our net investment in subsidiaries with a euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive income. (See the Significant Matters Affecting Results of Operations section of Management's Discussion & Analysis and Note 12 to the Consolidated Financial Statements for further information.)

REVOLVING CREDIT AGREEMENT

On October 15, 2013, we amended and restated our Five-Year Credit Agreement ("the Amended Agreement") with a syndicate of commercial banks to, among other things: decrease the revolving commitments from $800.0 to $600.0, revise the termination date of the facility from October 5, 2016 to October 15, 2018, and permit the termination date of the facility to be extended by an additional year twice during the term of the Amended Agreement. The remaining material terms and conditions of the Amended Agreement are substantially similar to the material terms and conditions of our Five-Year Credit Agreement dated October 5, 2011.

The Amended Agreement allows for borrowing in various currencies and up to $150.0 may be used for the issuance of stand-by letters of credit. We had no borrowings under this facility as of both December 31, 2013 and 2012. Outstanding letters of credit issued under the Amended Agreement totaled $0.9 as of both December 31, 2013 and 2012. Additional borrowings of $599.1 and $799.1 were available to us under the facility as of December 31, 2013 and 2012, respectively.

Under the Amended Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 22.5 bps paid on the entire $600.0 facility and the credit spread is 127.5 bps on any borrowings. Any downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 to $0.3 annually.

The Amended Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants requiring, among other things, that we comply with a leverage ratio (net Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The Amended Agreement also contains customary events of default, including, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy or involuntary proceedings, certain monetary and non-monetary judgments, change of control and customary ERISA defaults.

As defined in the Amended Agreement, we had a net Debt-to-EBITDA ratio of 0.28 to 1 (compared to the maximum allowable ratio of 3.5 to 1) and a Fixed Charge Coverage ratio of 3.29 to 1 (compared to the minimum required ratio of 1.5 to 1) as of December 31, 2013.

DEBT MATURITIES

The maturities of long-term debt payable within each of the four years subsequent to December 31, 2014 are as follows: 2015 — $1.0, 2016 — $0.0, 2017 — $0.0 , 2018 — $480.9.

in millions, except share and per share data

Goodwill balances by reporting unit were as follows:

December 31	2013	2012
United States	$ 504.0	$ 504.0
France	87.3	83.8
United Kingdom	84.6	54.0
Netherlands	84.1	80.7
Right Management	62.1	62.1
Other reporting units	268.8	256.7
Total goodwill	$1,090.9	$1,041.3

07. Debt

Information concerning short-term borrowings is as follows:

December 31	2013	2012
Short-term borrowings	$34.2	$43.3
Weighted-average interest rates	12.5%	9.1%

We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2013, such uncommitted credit lines totaled $376.9, of which $339.9 was unused. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional subsidiary borrowings of $263.0 could be made under these facilities as of December 31, 2013.

A summary of long-term debt is as follows:

December 31	2013	2012
Euro-denominated notes:		
€350 due June 2018	$480.9	$461.7
€200 due June 2013	—	263.8
Other	2.8	1.3
	483.7	726.8
Less — current maturities	1.8	264.7
Long-term debt	$481.9	$462.1

EURO NOTES

On June 14, 2013, upon maturity, we paid off our €200.0 aggregate principal amount of 4.75% notes with available cash.

On June 22, 2012, we offered and sold €350.0 aggregate principal amount of the Company's 4.50% notes due June 22, 2018 (the "€350.0 Notes"). The net proceeds from the €350.0 Notes of €348.7 were used to repay borrowings under our revolving credit facility that were drawn in May 2012 to repay our €300.0 notes that matured on June 1, 2012 and for general corporate purposes. The €350.0 Notes were issued at a price of 99.974% to yield an effective interest rate of 4.505%. Interest on the €350.0 Notes is payable in arrears on June 22 of each year. The €350.0 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €350.0 Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €350.0 Notes. The notes also contain certain customary non-financial restrictive covenants and events of default.

As of December 31, 2013, we have gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $32.3. We have related tax benefits of $1.9, and the net amount of $30.4 would favorably affect the effective tax rate if recognized. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

As of December 31, 2012, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $28.5. We had related tax benefits of $2.5 for a net amount of $26.0.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We accrued net interest and penalties of $6.3, $0.1 and $0.6 during 2013, 2012 and 2011, respectively.

The following table summarizes the activity related to our unrecognized tax benefits during 2013, 2012 and 2011:

	2013	2012	2011
Gross unrecognized tax benefits, beginning of year	$26.4	$25.0	$25.0
Increases in prior year tax positions	2.1	5.8	0.9
Decreases in prior year tax positions	(5.6)	(0.8)	(1.5)
Increases for current year tax positions	3.4	3.1	2.5
Expiration of statute of limitations and audit settlements	(2.4)	(6.7)	(1.9)
Gross unrecognized tax benefits, end of year	$23.9	$26.4	$25.0
Potential interest and penalties	8.4	2.1	2.0
Balance, end of year	$32.3	$28.5	$27.0

We conduct business globally in 80 countries and territories. We are routinely audited by the tax authorities of the various tax jurisdictions in which we operate. Generally, the tax years that could be subject to examination are 2009 through 2012 for our major operations in Germany, Italy, France, Japan, United States and United Kingdom. As of December 31, 2013, we are subject to tax audits in France, Germany, Denmark, Austria, Italy, Norway and Spain. We believe that the resolution of these audits will not have a material impact on earnings.

06. Goodwill

Changes in the carrying value of goodwill by reportable segment and Corporate were as follows:

	Americas(1)	Southern Europe(2)	Northern Europe	APME	Right Management	Corporate(3)	Total(4)
Balance, January 1, 2012	$461.8	$ 59.5	$260.7	$ 77.5	$60.3	$64.9	$ 984.7
Goodwill acquired	4.8	41.4	—	—	—	—	46.2
Currency impact and other	0.5	2.4	10.0	(4.3)	1.8	—	10.4
Balance, December 31, 2012	467.1	103.3	270.7	73.2	62.1	64.9	1,041.3
Goodwill acquired	—	—	43.2	9.0	—	—	52.2
Currency impact and other	(1.2)	4.5	4.3	(10.2)	—	—	(2.6)
Balance, December 31, 2013	$465.9	$107.8	$318.2	$ 72.0	$62.1	$64.9	$1,090.9

(1) Balances related to United States were $448.3, $448.5 and $448.5 as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively.

(2) Balances related to France were $42.1, $83.8 and $87.3 as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively. Balances related to Italy were $5.4, $5.5 and $5.7 as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively.

(3) The majority of the Corporate balance as of December 31, 2013 relates to goodwill attributable to our acquisition of Jefferson Wells ($55.5) which is part of the United States reporting unit. For purposes of monitoring our total assets by segment, we do not allocate the Corporate balance to the respective reportable segments. We do, however, include these balances within the appropriate reporting units for our goodwill impairment testing. See the table below for the breakout of goodwill balances by reporting unit.

(4) Balances were net of accumulated impairment loss of $513.4 as of January 1, 2012, December 31, 2012 and December 31, 2013.

in millions, except share and per share data

Included in non-United States tax rate difference is a $5.9 benefit related to the French CICE payroll tax credit because the CICE credit is tax-free for French tax purposes. The tax benefit related to the CICE credit in excess of the $5.9 is offset by a related increase in United States tax expense. For United States tax purposes, certain French earnings impacted by the CICE credit are treated as a deemed dividend resulting in an immediate United States tax expense.

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes, were as follows:

December 31	2013	2012
Current Future Income Tax Benefits (Expense)		
Accrued payroll taxes and insurance	$ 17.9	$ 11.8
Employee compensation payable	26.5	20.3
Pension and postretirement benefits	(4.7)	(3.0)
Other	29.3	32.5
Valuation allowance	(15.7)	(4.9)
	53.3	56.7
Noncurrent Future Income Tax Benefits (Expense)		
Accrued payroll taxes and insurance	19.7	19.9
Pension and postretirement benefits	54.9	58.7
Intangible assets	(122.1)	(118.1)
Net operating losses	151.0	149.0
Other	70.3	82.7
Valuation allowance	(111.4)	(126.2)
	62.4	66.0
Total future tax benefits	$ 115.7	$ 122.7
Current tax asset	$ 66.2	$ 60.6
Current tax liability	(4.4)	(3.9)
Noncurrent tax asset	68.2	84.4
Noncurrent tax liability	(14.3)	(18.4)
Total future tax benefits	$ 115.7	$ 122.7

The current tax liability is recorded in accrued liabilities, the noncurrent tax asset is recorded in other assets and the noncurrent tax liability is recorded in other long-term liabilities in the Consolidated Balance Sheets.

We have United States Federal and non-United States net operating loss carryforwards and United States state net operating loss carryforwards totaling $498.9 and $358.8, respectively, as of December 31, 2013. The net operating loss carryforwards expire as follows:

	United States Federal and Non-United States	United States — State
2014	$ 5.8	$ 7.7
2015	14.7	4.0
2016	9.9	3.1
2017	8.9	7.7
2018	9.1	—
Thereafter	113.1	336.3
No expirations	337.4	—
Total net operating loss carryforwards	$498.9	$358.8

We have recorded a deferred tax asset of $151.0 as of December 31, 2013, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A related valuation allowance of $113.4 has been recorded as of December 31, 2013, as management believes that realization of certain net operating loss carryforwards is unlikely.

Pretax income of non-United States operations was $298.1, $234.6 and $395.5 in 2013, 2012 and 2011, respectively. We have not provided United States income taxes or non-United States withholding taxes on $737.6 of unremitted earnings of non-United States subsidiaries that are considered to be permanently invested. Deferred taxes are provided on $264.3 of unremitted earnings of non-United States subsidiaries that may be remitted to the United States. As of December 31, 2013 and 2012, we have recorded a deferred tax liability of $16.7 and $15.7, respectively, related to these non-United States earnings that may be remitted.

The calculation of net earnings per share — diluted was as follows:

Year Ended December 31	2013	2012	2011
Net earnings available to common shareholders	$288.0	$197.6	$251.6
Weighted-average common shares outstanding (in millions)	78.0	79.5	81.6
Effect of dilutive securities — stock options (in millions)	0.8	0.3	0.7
Effect of other share-based awards (in millions)	0.8	0.3	0.5
	79.6	80.1	82.8
Net earnings per share — diluted	$ 3.62	$ 2.47	$ 3.04

There were certain share-based awards excluded from the calculation of net earnings per share — diluted for the year ended December 31, 2013, 2012 and 2011, respectively, as the exercise prices for these awards were greater than the average market price of the common shares during the period. The number, exercise prices and weighted-average remaining life of these antidilutive awards were as follows:

	2013	2012	2011
Shares (in thousands)	995	4,257	3,074
Exercise price ranges	$67–$93	$40–$93	$52–$93
Weighted-average remaining life	5.2 years	4.8 years	6.3 years

05.
Income Taxes

The provision for income taxes was as follows:

Year Ended December 31	2013	2012	2011
Current			
United States			
Federal	$ (0.8)	$ 17.5	$ 24.2
State	3.4	9.6	2.8
Non-United States	167.9	155.3	176.5
Total current	170.5	182.4	203.5
Deferred			
United States			
Federal	21.0	(20.4)	(2.3)
State	0.9	0.5	3.3
Non-United States	(4.9)	8.3	23.8
Total deferred	17.0	(11.6)	24.8
Total provision	$187.5	$170.8	$228.3

A reconciliation between taxes computed at the United States Federal statutory rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2013	2012	2011
Income tax based on statutory rate	$166.4	$128.9	$168.0
Increase (decrease) resulting from:			
Non-United States tax rate difference	27.7	40.8	40.6
Repatriation of non-United States earnings	(20.5)	(16.9)	11.1
State income taxes, net of Federal benefit	3.2	6.7	5.2
Change in valuation reserve	(0.5)	4.7	(3.3)
Other, net	11.2	6.6	6.7
Tax provision	$187.5	$170.8	$228.3

A summary of the performance share units detail by grant year is as follows:

	2011	2012	July 2012 and February 2013	2013[a]
Grant Date(s)	February 16, 2011	February 15, 2012	July 1, 2012 and February 14, 2013	February 14, 2013
Performance Period (Years)	2011	2012	2012–2014	2013
Vesting Date(s)	50% on December 31, 2012 and 2013	50% on December 31, 2013 and 2014	50% on July 1, 2015 and 2016	50% on December 31, 2014 and 2015
Payout Levels (in units):				
Threshold Award	61,182	84,480	66,949	76,120
Target Award	122,364	168,960	133,898	152,240
Outstanding Award	244,728	337,920	267,796	304,480
Units Forfeited in 2013 (at Target Award level)	4,946	8,854	10,715	—
Shares Issued in 2013	86,951	79,963	—	—
Shares Subject to Holding Period as of December 31, 2013	—	72,843	—	210,091
% of the Target Performance Level based on the Current/Expected Average Operating Profit Margin over the Performance Period	158%	96%	—	140%

(a) Included in these figures are 7,612 of performance share units that were granted on February 14, 2013 with a separate performance period, performance criteria and vesting date. The performance period is 2013 through 2015, with a vesting date of July 1, 2016. The award's current performance level is at Target.

We recognize and adjust compensation expense based on the likelihood of the performance criteria specified in the award being achieved. The compensation expense is recognized over the performance and holding periods and is recorded in selling and administrative expenses. We have recognized total compensation expense of $13.1, $9.6 and $11.3 in 2013, 2012 and 2011, respectively, related to the performance share units.

OTHER STOCK PLANS

Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at their fair market value on a monthly basis. The current plan is non-compensatory according to the accounting guidance on share-based payments.

We also maintain the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized an expense of $0.2 for shares purchased under the plan in 2013, 2012 and 2011.

04.
Net Earnings Per Share

The calculation of net earnings per share — basic was as follows:

Year Ended December 31	2013	2012	2011
Net earnings available to common shareholders	$288.0	$197.6	$251.6
Weighted-average common shares outstanding (in millions)	78.0	79.5	81.6
Net earnings per share — basic	$ 3.69	$ 2.49	$ 3.08

RESTRICTED STOCK

We grant restricted stock and restricted stock unit awards to certain employees and to non-employee directors who may elect to receive restricted stock rather than deferred stock as described above. Restrictions lapse over periods ranging up to six years, and in some cases upon retirement. We value restricted stock awards at the closing market value of our common stock on the date of grant.

A summary of restricted stock activity is as follows:

	Shares (000)	Wtd. Avg. Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Unvested, January 1, 2011	295	$45	0.9	
Granted	264	67		
Vested	(143)	46		
Forfeited	(7)	52		
Unvested, December 31, 2011	409	$59	1.8	
Granted	309	$44		
Vested	(124)	40		
Forfeited	(5)	67		
Unvested, December 31, 2012	589	$55	1.7	
Granted	192	$52		
Vested	(90)	52		
Forfeited	(64)	56		
Unvested, December 31, 2013	627	$54	1.3	$54

During 2013, 2012 and 2011, we recognized $9.8, $10.0 and $7.0, respectively, of expense related to restricted stock awards. As of December 31, 2013, there was approximately $10.8 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 2.0 years.

PERFORMANCE SHARE UNITS

Our 2003 Plan and our 2011 Plan allow us to grant performance share units. We grant performance share units with a performance period ranging from one to three years. Vesting of units occurs at the end of the performance period or after a subsequent holding period, except in the case of termination of employment where the units are forfeited immediately. Upon retirement, a prorated number of units vest depending on the period worked from the grant date to retirement date. In the case of death or disability, the units immediately vest at the Target Award level if the death or disability date is during the performance period, or at the level determined by the performance criteria met during the performance period if the death or disability occurs during the subsequent holding period. The units are settled in shares of our common stock. A payout multiple is applied to the units awarded based on the performance criteria determined by the Executive Compensation and Human Resources Committee of the Board of Directors at the time of grant.

In the event the performance criteria exceed the target performance level, an additional number of shares, up to the Outstanding Award level, may be granted. In the event the performance criteria falls below the target performance level, a reduced number of shares, as low as the Threshold Award level, may be granted. If the performance criteria falls below the threshold performance level, no shares will be granted.

Options outstanding and exercisable as of December 31, 2013 are as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Shares (000)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Shares (000)	Weighted-Average Exercise Price
$27–$34	204	4.6	$30	204	$30
$35–$44	342	5.8	44	164	44
$45–$55	991	5.8	53	625	53
$56–$93	1,246	3.8	67	1,160	67
	2,783	5.1	$57	2,153	$58

We have recognized expense of $7.5, $9.4 and $12.1 related to stock options for the years ended December 31, 2013, 2012 and 2011, respectively. The total fair value of options vested during the same periods was $9.0, $11.4 and $14.3, respectively. As of December 31, 2013, total unrecognized compensation cost was approximately $6.5, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.3 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2013	2012	2011
Average risk-free interest rate	1.1%	1.1%	2.6%
Expected dividend yield	1.7%	1.8%	1.1%
Expected volatility	42.0%	44.0%	41.0%
Expected term (years)	5.9	5.9	5.9

The average risk-free interest rate is based on the five-year United States Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 75%) of our stock price over the past five years and implied volatility (weighted 25%) based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value per option granted during the year was $17.99, $15.88 and $25.21 in 2013, 2012 and 2011, respectively.

DEFERRED STOCK

Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and subsequently under the 2011 Plan and the deferred stock is settled in shares of common stock according to these terms and conditions. As of December 31, 2013, 2012 and 2011, there were 31,733, 28,400 and 23,566, respectively, shares of deferred stock awarded under this arrangement, all of which are vested.

Non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in one year in equal quarterly installments and the vested portion of the deferred stock is settled in shares of common stock either upon a director's termination of service or three years after the date of grant (which may in most cases be extended at the directors' election) in accordance with the terms and conditions under the 2003 Plan and the 2011 Plan. As of December 31, 2013, 2012 and 2011, there were 14,844, 14,685 and 8,732, respectively, shares of deferred stock and 14,844, 20,559 and 9,978, respectively, shares of restricted stock granted under this arrangement, all of which are vested. We recognized expense of $0.9, $0.8 and $0.8 related to deferred stock in 2013, 2012 and 2011, respectively.

03. Share-Based Compensation Plans

We account for share-based payments according to the accounting guidance on share-based payments. During 2013, 2012 and 2011, we recognized approximately $31.5, $30.0 and $31.4, respectively, in share-based compensation expense related to stock options, deferred stock, restricted stock and performance share units, all of which is recorded in selling and administrative expenses. The total income tax benefit recognized related to share-based compensation during 2013, 2012 and 2011 was $21.2, $2.4 and $3.0, respectively. Consideration received from share-based awards for 2013, 2012 and 2011 was $101.0, $6.0 and $31.8, respectively. The excess income tax benefit/(deficit) recognized related to share-based compensation awards, which is recorded in capital in excess of par value, for 2013, 2012 and 2011 was approximately $8.4, $(2.1) and $3.1, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award.

STOCK OPTIONS

Until May 3, 2011, all share-based compensation was granted under the 2003 Equity Incentive Plan of Manpower Inc. ("2003 Plan"). Following this date, all share-based compensation has been granted under the 2011 Equity Incentive Plan of Manpower Inc. ("2011 Plan"). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a ratable vesting period of up to four years and expire ten years from date of grant. No stock appreciation rights had been granted or were outstanding as of December 31, 2013 or 2012.

A summary of stock option activity is as follows:

	Shares (000)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding, January 1, 2011	5,940	$48		
Granted	199	67		
Exercised	(721)	39		$13
Expired or cancelled	(153)	49		
Outstanding, December 31, 2011	5,265	$50	5.7	$ 7
Vested or expected to vest, December 31, 2011	5,235	$50	5.6	
Exercisable, December 31, 2011	3,626	$51	4.8	$ 4
Outstanding, January 1, 2012	5,265	$50		
Granted	302	45		
Exercised	(116)	34		$ 1
Expired or cancelled	(107)	51		
Outstanding, December 31, 2012	5,344	$50	5.0	$14
Vested or expected to vest, December 31, 2012	5,326	$50	4.9	
Exercisable, December 31, 2012	4,210	$51	4.3	$11
Outstanding, January 1, 2013	5,344	$50		
Granted	221	53		
Exercised	(2,576)	43		$63
Expired or cancelled	(206)	51		
Outstanding, December 31, 2013	2,783	$57	5.1	$81
Vested or expected to vest, December 31, 2013	2,769	$57	4.8	
Exercisable, December 31, 2013	2,153	$58	4.2	$60

in millions, except share and per share data

RECENTLY ISSUED ACCOUNTING STANDARDS

In March 2013, the FASB issued new accounting guidance on cumulative translation adjustment. The new guidance requires that currency translation adjustments should be released into net income only if the sale of a foreign subsidiary results in the complete liquidation of the entity. For an equity method investment that is a foreign entity, a pro rata portion of the currency translation adjustments should be released into net income upon a partial sale of such an equity method investment. The new guidance also clarifies that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in the foreign entity and (2) events that result in an acquirer's obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date, otherwise known as a "step acquisition." Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The guidance is effective for us in 2014. We are currently assessing the impact of the adoption of this guidance on our Consolidated Financial Statements.

In July 2013, the FASB issued new accounting guidance on presentation of an unrecognized tax benefit. The new guidance requires that, in certain cases, an unrecognized tax benefit should be presented in the financial statements as a reduction to the deferred tax asset when there is an existing net operating loss carryforward, a similar tax loss or an existing tax credit carryforward. The guidance is effective for us in 2014. We are currently assessing the impact of the adoption of this guidance on our Consolidated Financial Statements.

SUBSEQUENT EVENTS

We have evaluated events and transactions occurring after the balance sheet date through our filing date and noted no events that are subject to recognition or disclosure.

02.
Acquisitions

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2013, 2012 and 2011 was $46.3, $49.0 and $49.0, respectively. Goodwill and intangible assets resulting from the 2013 acquisitions, the majority of which took place in the United Kingdom and Norway, were $52.2 and $10.1, respectively, as of December 31, 2013. Goodwill and intangible assets resulting from the 2012 acquisitions were $46.2 and $7.6 as of December 31, 2012, respectively.

On April 16, 2012, we acquired Damilo Group ("Damilo"), a French firm specializing in IT design solutions, for total consideration, net of cash acquired, of €21.2 ($28.0). Goodwill arising from this transaction was €30.8 ($40.6). The assumed liabilities and acquired assets, net of goodwill, related intangible assets and cash arising from the transaction were €33.8 ($44.6) and €17.9 ($23.6), respectively. The related intangible assets were €6.3 ($8.0), €5.8 ($7.6) and €5.0 ($6.8) as of April 16, 2012, December 31, 2012 and December 31, 2013, respectively.

In 2011, we acquired the shares and voting rights of Proservia SA ("Proservia"), a provider of information technology and systems engineering solutions in France. The purchase price was €14.89 ($19.93) per share. The total consideration, net of cash acquired, was €21.6 ($29.4). Goodwill arising from this transaction was €20.7 ($27.7). The related intangible assets were €9.4 ($12.4) and €8.1 ($11.2) as of December 31, 2012 and 2013, respectively.

FOREIGN CURRENCY TRANSLATION

The financial statements of our non-United States subsidiaries have been translated in accordance with the accounting guidance on foreign currency translation. Under the accounting guidance, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted-average exchange rate for the year. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income, which is included in shareholders' equity.

Our euro-denominated notes are accounted for as a hedge of our net investment in our subsidiaries with a euro-functional currency. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive income.

SHAREHOLDERS' EQUITY

In December 2012 and November 2011, the Board of Directors authorized the repurchase of 8.0 million and 3.0 million shares of our common stock, respectively. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. No repurchases were made in 2013. In 2012, we repurchased a total of 3.6 million shares, comprised of 0.6 million shares under a previous authorization and 3.0 million shares under the 2011 authorization, at a total cost of $138.2. In 2011, we repurchased a total of 2.6 million shares under previous authorizations at a total cost of $104.5. As of December 31, 2013, there were 8.0 million shares remaining authorized for repurchase under the 2012 authorization and no shares remaining under any previous authorizations.

During 2013, 2012 and 2011, the Board of Directors declared total cash dividends of $0.92, $0.86 and $0.80 per share, respectively, resulting in total dividend payments of $72.0, $67.8 and $65.1, respectively.

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

PAYROLL TAX CREDIT

In January 2013, the French government passed legislation, Credit d'Impôt pour la Compétitivité et l'Emploi ("CICE"), effective January 1, 2013, that provides payroll tax credits based on a percentage of wages paid to employees receiving less than two-and-a-half times the French minimum wage. The payroll tax credit is equal to 4% of eligible wages in 2013 and increases to 6% of eligible wages starting in 2014. The CICE payroll tax credit is accounted for as a reduction of our cost of services in the period earned.

The payroll tax credit is creditable against our current income tax payable, with any remaining amount being paid after three years. Given the amount of our current income taxes payable, we would generally receive the vast majority of these payroll tax credits after the three-year period. However, we entered into an agreement in December 2013 to sell a portion of the credits earned in 2013 for net proceeds of $104.0. We derecognized these receivables upon sale date as the terms of the agreement are such that the transaction qualifies for sale treatment according to the accounting guidance on the transfer and servicing of assets. The discount on the sale of this receivable was recorded as a reduction of the 2013 payroll tax credits in cost of services.

in millions, except share and per share data

We hold a 49% interest in our Swiss franchise, which maintained an investment portfolio with a market value of $204.2 and $192.5 as of December 31, 2013 and 2012, respectively. This portfolio is comprised of a wide variety of European and United States debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our share of net realized gains and losses, and declines in value determined to be other-than-temporary, are included in our Consolidated Statements of Operations. For the years ended December 31, 2013, 2012 and 2011, realized gains totaled $3.6, $0.1 and $0.1, respectively, and realized losses totaled $1.4, $0.2 and $0.3, respectively. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in accumulated other comprehensive income, with the offsetting amount increasing or decreasing our investment in the franchise.

CAPITALIZED SOFTWARE FOR INTERNAL USE

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 3 to 10 years. The net capitalized software balance of $4.6 and $10.6 as of December 31, 2013 and 2012, respectively, is included in other assets in the Consolidated Balance Sheets. Amortization expense related to the capitalized software costs was $5.6, $7.3 and $7.8 for 2013, 2012 and 2011, respectively.

PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31 is as follows:

	2013	2012
Land	$ 6.2	$ 6.8
Buildings	20.8	21.0
Furniture, fixtures, and autos	194.1	198.4
Computer equipment	168.1	169.2
Leasehold improvements	317.0	308.7
Property and equipment	$706.2	$704.1

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings — up to 40 years; furniture, fixtures, autos and computer equipment — 2 to 16 years; leasehold improvements — lesser of life of asset or expected lease term. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our Consolidated Statements of Operations. Long-lived assets are evaluated for impairment in accordance with the provisions of the accounting guidance on the impairment or disposal of long-lived assets.

DERIVATIVE FINANCIAL INSTRUMENTS

We account for our derivative instruments in accordance with the accounting guidance on derivative instruments and hedging activities. Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of accumulated other comprehensive income and recognized in the Consolidated Statements of Operations when the hedged item affects earnings. The ineffective portions of the changes in the fair value of cash flow hedges are recognized in earnings.

Amortization expense related to intangibles was $34.1, $36.7 and $38.9 in 2013, 2012 and 2011, respectively. Amortization expense expected in each of the next five years related to acquisitions completed as of December 31, 2013 is as follows: 2014 — $30.3, 2015 — $27.0, 2016 — $23.9, 2017 — $20.3 and 2018 — $18.0. The weighted-average useful lives of the technology, franchise agreements, customer relationships and other are 5, 10, 14 and 3 years, respectively. The tradenames have been assigned an indefinite life based on our expectation of renewing the tradenames, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the United States and Canada completed prior to 2009.

In accordance with the accounting guidance on goodwill and other intangible assets, we perform an annual impairment test of goodwill at our reporting unit level and indefinite-lived intangible assets at our unit of account level during the third quarter, or more frequently if events or circumstances change that would more likely than not reduce the fair value of our reporting units below their carrying value.

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2013, 2012 and 2011, and there was no impairment of our goodwill or indefinite-lived intangible as a result of our annual tests.

We utilize a two-step method for determining goodwill impairment. In the first step, we determined the fair value of each reporting unit, generally by utilizing an income approach derived from a discounted cash flow methodology. For certain of our reporting units, a combination of the income approach (weighted 75%) and the market approach (weighted 25%) derived from comparable public companies was utilized. The income approach is developed from management's forecasted cash flow data. Therefore, it represents an indication of fair market value reflecting management's internal outlook for the reporting unit. The market approach utilizes the Guideline Public Company Method to quantify the respective reporting unit's fair value based on revenues and earnings multiples realized by similar public companies. The market approach is more volatile as an indicator of fair value as compared to the income approach. We believe that each approach has its merits. However in the instances where we have utilized both approaches, we have weighted the income approach more heavily than the market approach because we believe that management's assumptions generally provide greater insight into the reporting unit's fair value.

Significant assumptions used in our goodwill impairment tests during 2013, 2012 and 2011 included: expected revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 11.7% to 16.5% for 2013, and a terminal value multiple. The expected future revenue growth rates and the expected operating unit profit margins were determined after considering our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance, including the effects of our simplification and recalibration plan.

If the reporting unit's fair value is less than its carrying value, we are required to perform a second step. In the second step, we allocate the fair value of the reporting unit to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a "hypothetical" calculation to determine the implied fair value of the goodwill. The impairment charge, if any, is measured as the difference between the implied fair value of the goodwill and its carrying value.

Under the current accounting guidance, we are also required to test our indefinite-lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the intangible asset's fair value is less than its carrying value, an impairment loss is recognized for the difference.

MARKETABLE SECURITIES

We account for our marketable security investments under the accounting guidance on certain investments in debt and equity securities, and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in accumulated other comprehensive income, which is a separate component of shareholders' equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our Consolidated Statements of Operations. We had no available-for-sale investments as of December 31, 2013 or 2012.

in millions, except share and per share data

INCOME TAXES

We account for income taxes in accordance with the accounting guidance on income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

FAIR VALUE MEASUREMENTS

The assets and liabilities measured and recorded at fair value on a recurring basis were as follows:

		Fair Value Measurements Using				Fair Value Measurements Using		
	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets								
Foreign currency forward contracts	$ 0.3	$ —	$0.3	$ —	$ 0.1	$ —	$0.1	$ —
Deferred compensation plan assets	71.6	71.6	—	—	58.7	58.7	—	—
	$71.9	$71.6	$0.3	$ —	$58.8	$58.7	$0.1	$ —

We determine the fair value of our deferred compensation plan assets, comprised of publicly traded securities, by using market quotes as of the last day of the period. The fair value of the foreign currency forward contracts is measured at the value from either directly or indirectly observable third parties.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of our variable-rate long-term debt approximates fair value. The fair value of the euro-denominated notes, as observable at commonly quoted intervals (Level 2 inputs), was $520.1 and $778.8 as of December 31, 2013 and 2012, respectively, compared to a carrying value of $480.9 and $725.5, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

We have goodwill, finite-lived intangible assets and indefinite-lived intangible assets as follows:

	2013			2012		
December 31	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill[1]	$1,090.9	$ —	$1,090.9	$1,041.3	$ —	$1,041.3
Intangible assets:						
Finite-lived:						
Technology	$ 19.6	$ 19.6	$ —	$ 19.6	$ 19.6	$ —
Franchise agreements	18.0	17.9	0.1	18.0	16.1	1.9
Customer relationships	351.5	196.4	155.1	339.0	165.1	173.9
Other	16.2	14.0	2.2	15.2	12.4	2.8
	405.3	247.9	157.4	391.8	213.2	178.6
Indefinite-lived:						
Tradenames[2]	54.0	—	54.0	54.0	—	54.0
Reacquired franchise rights	97.7	—	97.7	98.0	—	98.0
	151.7	—	151.7	152.0	—	152.0
Total intangible assets	$ 557.0	$247.9	$ 309.1	$ 543.8	$213.2	$ 330.6

(1) Balances were net of accumulated impairment loss of $513.4 as of both December 31, 2013 and 2012.

(2) Balances were net of accumulated impairment loss of $139.5 as of both December 31, 2013 and 2012.

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as deferred revenue and included in accrued liabilities for the current portion and other long-term liabilities for the long-term portion in our Consolidated Balance Sheets. As of December 31, 2013 and 2012, the current portion of deferred revenue was $48.5 and $55.7, respectively, and the long-term portion of deferred revenue was $10.0 and $17.1, respectively.

We record revenues from sales of services and the related direct costs in accordance with the accounting guidance on reporting revenue gross as a principal versus net as an agent. In situations where we act as a principal in the transaction, we report gross revenues and cost of services. When we act as an agent, we report the revenues on a net basis. Amounts billed to clients for out-of-pocket or other cost reimbursements are included in revenues from services, and the related costs are included in cost of services.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We have an allowance for doubtful accounts recorded as an estimate of the accounts receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and the write-off of accounts receivable balances.

Bad debt expense is recorded as selling and administrative expenses in our Consolidated Statements of Operations and was $24.1, $29.2 and $25.9 in 2013, 2012 and 2011, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $26.4, $23.2 and $25.0 for 2013, 2012 and 2011, respectively.

ADVERTISING COSTS

We expense production costs of advertising as they are incurred. Advertising expenses were $22.3, $27.2 and $34.0 in 2013, 2012 and 2011, respectively.

RESTRUCTURING COSTS

We recorded net restructuring costs of $89.4, $48.8 and $23.1 in 2013, 2012 and 2011, respectively, in selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries and territories. These expenses are net of reversals of previous accruals resulting mainly from larger-than-estimated cost savings from subleasing and lease buyouts. During 2013, we made payments of $82.4 out of our restructuring reserve. We expect a majority of the remaining $48.4 reserve will be paid or utilized in 2014. Changes in the restructuring liability balances for each reportable segment and Corporate are as follows:

	Americas(1)	Southern Europe(2)	Northern Europe	APME	Right Management	Corporate	Total
Balance, January 1, 2012	$ 4.0	$ 4.2	$ 11.8	$ 1.2	$ 8.2	$ —	$ 29.4
Severance costs, net	5.8	2.1	8.3	0.7	3.1	9.2	29.2
Office closure costs, net	4.0	1.7	4.9	—	7.8	1.2	19.6
Costs paid or utilized	(9.3)	(3.3)	(9.4)	(1.9)	(12.5)	(0.4)	(36.8)
Balance, December 31, 2012	4.5	4.7	15.6	—	6.6	10.0	41.4
Severance costs, net	15.2	6.2	24.7	2.7	9.1	4.4	62.3
Office closure costs, net	2.8	1.6	14.3	3.5	4.9	—	27.1
Costs paid or utilized	(15.7)	(8.0)	(32.4)	(4.4)	(8.3)	(13.6)	(82.4)
Balance, December 31, 2013	$ 6.8	$ 4.5	$ 22.2	$ 1.8	$ 12.3	$ 0.8	$ 48.4

(1) Balance related to United States was $3.3 as of January 1, 2012. In 2012, United States incurred $3.4 for severance costs and $4.0 for office closure costs and paid/utilized $6.9, leaving a $3.8 liability as of December 31, 2012. In 2013, United States incurred $7.8 for severance costs and $1.8 for office closure costs and paid/utilized $8.3, leaving a $5.1 liability as of December 31, 2013.

(2) Balance related to France was $3.5 as of January 1, 2012. In 2012, France incurred $1.7 for office closure costs and paid/utilized $1.4, leaving a $3.8 liability as of December 31, 2012. In 2013, France incurred $0.6 for severance costs and $1.6 for office closure costs and paid/utilized $2.5, leaving a $3.5 liability as of December 31, 2013. Italy had a $0.4 liability as of January 1, 2012. In 2012, Italy incurred $0.7 for severance costs and paid $0.2, leaving a $0.9 liability as of December 31, 2012. In 2013, Italy recorded severance costs of $3.4 and paid out $3.4, leaving a $0.9 liability as of December 31, 2013.

in millions, except share and per share data

01.
Summary of Significant Accounting Policies

NATURE OF OPERATIONS

ManpowerGroup Inc. is a world leader in the innovative workforce solutions and services industry. Our global network of over 3,100 offices in 80 countries and territories allows us to meet the needs of our global, multinational and local clients across all major industry segments. Our largest operations, based on revenues, are located in the United States, France, Italy and the United Kingdom. We specialize in permanent, temporary and contract recruitment and assessment; training and development; outsourcing; career management and workforce consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the Consolidated Financial Statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under the accounting guidance on consolidation of variable interest entities. These investments were $140.2 and $85.3 as of December 31, 2013 and 2012, respectively, and are included in other assets in the Consolidated Balance Sheets. Included in shareholders' equity as of December 31, 2013 and 2012 are $74.4 and $67.2, respectively, of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

During the third quarter of 2013, we determined that the carrying amount of the equity interest in our Swiss franchise was understated by $37.7 due to an error in recording the currency effect on the investment. We believe that the error was not material to the Consolidated Financial Statements for the year ended December 31, 2013 or the prior period consolidated financial statements. Accordingly, we recorded an adjustment to increase other assets and accumulated other comprehensive income by $37.7 on the Consolidated Balance Sheet effective September 30, 2013 and the impact is included in foreign currency translation adjustments on the Consolidated Statements of Comprehensive Income for the year ended December 31, 2013. There was no impact to the Consolidated Statements of Operations or Consolidated Statements of Cash Flows for any period presented.

REVENUES AND RECEIVABLES

We generate revenues from sales of services by our company-owned branch operations and from fees earned on sales of services by our franchise operations. Revenues are recognized as services are performed. The majority of our revenues are generated by our recruitment business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as contingent workers are placed, we record revenues based on the hours worked. Permanent recruitment revenues are recorded as placements are made. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized.

Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in revenues from services, were $24.4, $23.9 and $25.2 for the years ended December 31, 2013, 2012 and 2011, respectively.

In our outplacement business, we recognize revenues from individual programs and for large projects over the estimated period in which services are rendered to candidates. In our consulting business, revenues are recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenues until the performance criteria have been met.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

in millions, except share and per share data

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares Issued	Par Value					
Balance, January 1, 2011	108,294,605	$1.1	$2,781.7	$ 785.2	$ 87.0	$(1,257.8)	$2,397.2
Net earnings				251.6			251.6
Other comprehensive loss					(51.7)		(51.7)
Issuances under equity plans, including tax benefits	781,732		33.1			(2.3)	30.8
Share-based compensation expense			31.4				31.4
Dividends ($0.80 per share)				(65.1)			(65.1)
Repurchases of common stock						(104.5)	(104.5)
Other			(6.3)				(6.3)
Balance, December 31, 2011	109,076,337	1.1	2,839.9	971.7	35.3	(1,364.6)	2,483.4
Net earnings				197.6			197.6
Other comprehensive loss					(0.9)		(0.9)
Issuances under equity plans, including tax benefits	467,155		3.3			(6.6)	(3.3)
Share-based compensation expense			30.0				30.0
Dividends ($0.86 per share)				(67.8)			(67.8)
Repurchases of common stock						(138.2)	(138.2)
Balance, December 31, 2012	109,543,492	1.1	2,873.2	1,101.5	34.4	(1,509.4)	2,500.8
Net earnings				288.0			288.0
Other comprehensive income					47.8		47.8
Issuances under equity plans, including tax benefits	2,471,181		109.3			8.8	118.1
Share-based compensation expense			31.5				31.5
Dividends ($0.92 per share)				(72.0)			(72.0)
Balance, December 31, 2013	112,014,673	$1.1	$3,014.0	$1,317.5	$ 82.2	$(1,500.6)	$2,914.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions

Year Ended December 31	2013	2012	2011
Cash Flows from Operating Activities			
Net earnings	$ 288.0	$ 197.6	$ 251.6
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	94.3	100.5	104.4
Deferred income taxes	17.0	(11.6)	24.8
Provision for doubtful accounts	24.1	29.2	25.9
Share-based compensation	31.5	30.0	31.4
Excess tax benefit on exercise of share-based awards	(7.3)	(0.3)	(1.3)
Change in operating assets and liabilities, excluding the impact of acquisitions:			
Accounts receivable	(82.6)	48.3	(417.1)
Other assets	(35.9)	(9.2)	(48.2)
Other liabilities	67.6	(52.9)	97.7
Cash provided by operating activities	396.7	331.6	69.2
Cash Flows from Investing Activities			
Capital expenditures	(44.7)	(72.0)	(64.9)
Acquisitions of businesses, net of cash acquired	(46.3)	(49.0)	(49.0)
Proceeds from the sale of property and equipment	3.4	3.7	4.4
Cash used in investing activities	(87.6)	(117.3)	(109.5)
Cash Flows from Financing Activities			
Net change in short-term borrowings	(5.7)	(6.7)	15.6
Proceeds from long-term debt	3.9	751.6	0.8
Repayments of long-term debt	(269.5)	(703.2)	(1.1)
Proceeds from share-based awards	101.0	6.0	29.5
Other share-based transactions, net	16.1	(6.3)	1.3
Repurchases of common stock	—	(138.2)	(104.5)
Dividends paid	(72.0)	(67.8)	(65.1)
Cash used in financing activities	(226.2)	(164.6)	(123.5)
Effect of exchange rate changes on cash	6.6	17.9	(28.3)
Net increase (decrease) in cash and cash equivalents	89.5	67.6	(192.1)
Cash and cash equivalents, beginning of year	648.1	580.5	772.6
Cash and cash equivalents, end of year	$ 737.6	$ 648.1	$ 580.5
Supplemental Cash Flow Information			
Interest paid	$ 43.5	$ 39.9	$ 43.2
Income taxes paid, net	$ 60.3	$ 123.0	$ 170.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

in millions, except share and per share data

December 31	2013	2012
ASSETS		
Current Assets		
Cash and cash equivalents	$ 737.6	$ 648.1
Accounts receivable, less allowance for doubtful accounts of $118.6 and $118.0, respectively	4,277.9	4,179.0
Prepaid expenses and other assets	161.3	172.9
Future income tax benefits	66.2	60.6
Total current assets	5,243.0	5,060.6
Other Assets		
Goodwill	1,090.9	1,041.3
Intangible assets, less accumulated amortization of $247.9 and $213.2, respectively	309.1	330.6
Other assets	479.3	395.3
Total other assets	1,879.3	1,767.2
Property and Equipment		
Land, buildings, leasehold improvements and equipment	706.2	704.1
Less: accumulated depreciation and amortization	540.2	519.3
Net property and equipment	166.0	184.8
Total assets	$ 7,288.3	$ 7,012.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,523.9	$ 1,466.5
Employee compensation payable	230.4	210.7
Accrued liabilities	536.1	533.8
Accrued payroll taxes and insurance	680.7	685.7
Value added taxes payable	502.5	472.5
Short-term borrowings and current maturities of long-term debt	36.0	308.0
Total current liabilities	3,509.6	3,677.2
Other Liabilities		
Long-term debt	481.9	462.1
Other long-term liabilities	382.6	372.5
Total other liabilities	864.5	834.6
Shareholders' Equity		
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 112,014,673 and 109,543,492 shares, respectively	1.1	1.1
Capital in excess of par value	3,014.0	2,873.2
Retained earnings	1,317.5	1,101.5
Accumulated other comprehensive income	82.2	34.4
Treasury stock at cost, 32,658,685 and 32,896,063 shares, respectively	(1,500.6)	(1,509.4)
Total shareholders' equity	2,914.2	2,500.8
Total liabilities and shareholders' equity	$ 7,288.3	$ 7,012.6

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

in millions, except per share data

Year Ended December 31	2013	2012	2011
Revenues from services	$20,250.5	$20,678.0	$22,006.0
Cost of services	16,883.8	17,236.0	18,299.7
Gross profit	3,366.7	3,442.0	3,706.3
Selling and administrative expenses	2,854.8	3,030.3	3,182.1
Operating profit	511.9	411.7	524.2
Interest and other expenses	36.4	43.3	44.3
Earnings before income taxes	475.5	368.4	479.9
Provision for income taxes	187.5	170.8	228.3
Net earnings	$ 288.0	$ 197.6	$ 251.6
Net earnings per share — basic	$ 3.69	$ 2.49	$ 3.08
Net earnings per share — diluted	$ 3.62	$ 2.47	$ 3.04
Weighted average shares — basic	78.0	79.5	81.6
Weighted average shares — diluted	79.6	80.1	82.8

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in millions

Year Ended December 31	2013	2012	2011
Net earnings	$ 288.0	$ 197.6	$ 251.6
Other comprehensive income (loss):			
Foreign currency translation adjustments	52.7	0.2	(56.4)
Translation adjustments on net investment hedge, net of income taxes of $(5.4), $(4.8), $7.9, respectively	(9.5)	(7.9)	12.9
Translation adjustments of long-term intercompany loans	(0.2)	15.7	1.2
Unrealized (loss) gain on investments, net of income taxes of $(2.3), $1.1 and $0.0, respectively	(0.3)	3.6	0.2
Defined benefit pension plans and retiree health care plan, net of income taxes of $5.2, $(4.3) and $(4.8), respectively	5.1	(12.5)	(9.6)
Total other comprehensive income (loss)	$ 47.8	$ (0.9)	$ (51.7)
Comprehensive income	$ 335.8	$ 196.7	$ 199.9

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ManpowerGroup Inc.

We have audited the internal control over financial reporting of ManpowerGroup Inc. and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in *Internal Control — Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in *Internal Control — Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 21, 2014 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 21, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ManpowerGroup Inc.

We have audited the accompanying consolidated balance sheets of ManpowerGroup Inc. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control — Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 21, 2014

Management Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Deloitte & Touche LLP, our independent registered public accounting firm, issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013, which is included herein. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2013.

February 21, 2014

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 1 to the Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading "Forward-Looking Statements" in our annual report on Form 10-K for the year ended December 31, 2013, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as "expect," "anticipate," "intend," "plan," "may," "believe," "seek," "estimate," and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

IMPACT OF ECONOMIC CONDITIONS

One of the principal attractions of using workforce solutions and service providers is to maintain a flexible supply of labor to meet changing economic conditions. Therefore, the industry has been and remains sensitive to economic cycles. To help minimize the effects of these economic cycles, we offer clients a continuum of services to meet their needs throughout the business cycle. We believe that the breadth of our operations and the diversity of our service mix cushion us against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of our largest markets, or in several markets simultaneously, would have a material impact on our consolidated financial results.

LEGAL REGULATIONS

The workforce solutions and services industry is closely regulated in all of the major markets in which we operate except the United States and Canada. Many countries and territories impose licensing or registration requirements and substantive restrictions on employment services, either on the provider of recruitment services or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of assignments, the type of work permitted or the occasions on which contingent workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which workforce solutions and services firms may operate. These changes could impose additional costs, taxes, record keeping or reporting requirements; restrict the tasks to which contingent workers may be assigned; limit the duration of or otherwise impose restrictions on the nature of the relationship (with us or the client); or otherwise adversely affect the industry. All of our other service lines are currently not regulated.

In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on our operations and the ability of clients to utilize our services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company-by-company) basis. Changes in these collective bargaining agreements have occurred in the past, are expected to occur in the future, and may have a material impact on the operations of workforce solutions and services firms, including us.

In Germany, the Confederation of German Trade Unions (representing eight German trade unions and over six million people) and the Employer's Association of the Temporary Staffing Industry (representing two major temporary worker employers' associations) entered into a new Collective Labor Agreement effective November 2013. The agreement required higher wages to temporary employees and higher cost for vacation, sick pay and temporary staff time accounts, and took effect between November 2013 and January 2014. This agreement is similar to nine other Collective Labor Agreements which became effective between November 2012 and July 2013. These changes will all have an unfavorable impact on our gross profit margin in Germany, as we pass on many of these additional costs to the client without a mark-up. However, we currently do not expect a significant impact on our consolidated or Northern Europe financial results.

The Agency Workers Directive ("AWD") impacts all EU member states and was passed to ensure "equal treatment" for agency (temporary) workers. It also requires all member states to review and address unnecessary prohibitions and restrictions on the use of agency workers. Equal treatment had been in place by law in many countries; therefore, we have not seen any significant changes. We have seen a decline in gross profit margin in some countries, as any cost increases could not always be passed on with a normal mark-up, but no other significant impact on our business from these changes.

In June 2013, the employer mandate provisions of the new U.S. healthcare legislation, Patient Protection and Affordable Care Act (PPACA), were delayed until 2015 from the original effective date of 2014. The employer mandate provisions of PPACA are expected to have the greatest financial impact on us and our clients with U.S.-based employees. We expect this legislation will increase the employment costs of our permanent employees and our associates, but we continue to assess the potential impact. Our intention is to pass on to our U.S. clients any cost increases related to our associates, however there is no assurance that we will be fully successful.

Interest Rates — Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings and interest rate swap agreements. As of December 31, 2013, we had the following fixed- and variable-rate borrowings:

(in millions)	Amount	Weighted-Average Interest Rate[1]
Variable-rate borrowings	$ 34.2	12.5%
Fixed-rate borrowings	483.7	4.5
Total debt	$517.9	5.0%

(1) The rates are impacted by currency exchange rate movements.

Sensitivity analysis — The following tables summarize our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the United States dollar spot rate as of December 31, 2013 and 2012. The exchange rate computations assume a 10% appreciation or 10% depreciation of the euro and British pound to the United States dollar.

The hypothetical impact on 2013 and 2012 earnings and accumulated other comprehensive income of the stated change in rates is as follows:

2013 (in millions)	Movements In Exchange Rates	
Market Sensitive Instrument	10% Depreciation	10% Appreciation
Euro notes:		
€350.0, 4.51% Notes due June 2018	$48.1[1]	$(48.1)[1]
Forward contracts:		
£7.8 to $12.5	1.3	(1.3)

2012 (in millions)	Movements In Exchange Rates	
Market Sensitive Instrument	10% Depreciation	10% Appreciation
Euro notes:		
€200.0, 4.86% Notes due June 2013	$26.4[1]	$(26.4)[1]
€350.0, 4.51% Notes due June 2018	46.2[1]	(46.2)[1]
Forward contracts:		
£4.0 to $6.4	0.6	(0.6)

(1) Exchange rate movements are recorded through accumulated other comprehensive income as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a euro-functional currency.

The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the forward contracts, are as follows:

As of December 31, 2013 Market Sensitive Instrument (in millions)	10% Decrease	10% Increase
Fixed-rate debt:		
€350.0, 4.51% Notes due June 2018	$52.0[1]	$(52.0)[1]
Forward contracts:		
£7.8 to $12.5	1.3	(1.3)

As of December 31, 2012 Market Sensitive Instrument (in millions)	10% Decrease	10% Increase
Fixed-rate debt:		
€200.0, 4.86% Notes due June 2013	$26.8[1]	$(26.8)[1]
€350.0, 4.51% Notes due June 2018	51.1[1]	(51.1)[1]
Forward contracts:		
£4.0 to $6.4	0.6	(0.6)

(1) This change in fair value is not recorded in the Consolidated Financial Statements, however disclosure of the fair value is included in Note 1 to the Consolidated Financial Statements.

Approximately 85% of our revenues and profits are generated outside of the United States, with approximately 45% generated from our European operations with a euro-functional currency. As a result, fluctuations in the value of foreign currencies against the United States dollar, particularly the euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into United States dollars at the monthly weighted-average exchange rates for the year. Consequently, as the value of the United States dollar changes relative to the currencies of our major markets, our reported results vary.

Throughout 2013, the United States dollar was volatile against many of the currencies of our major markets; however, the fluctuations resulted in no impact to our consolidated revenues from services. In 2012, revenues from services in constant currency were approximately 5.0% higher than reported. In both 2013 and 2012, a change in the strength of the United States dollar by 10% would have impacted our revenues from services by approximately 8.5% from the amounts reported.

Fluctuations in currency exchange rates also impact the United States dollar amount of our shareholders' equity. The assets and liabilities of our non-United States subsidiaries are translated into United States dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in shareholders' equity as a component of accumulated other comprehensive income. The United States dollar weakened relative to many foreign currencies as of December 31, 2013 compared to December 31, 2012. Consequently, shareholders' equity increased by $43.0 million as a result of the foreign currency translation as of December 31, 2013. If the United States dollar had weakened an additional 10% as of December 31, 2013, resulting translation adjustments recorded in shareholders' equity would have increased by approximately $85.5 million from the amounts reported.

As of December 31, 2012, the United States dollar had weakened relative to many foreign currencies compared to December 31, 2011. Consequently, shareholders' equity increased by $8.0 million as a result of the foreign currency translation as of December 31, 2012. If the United States dollar had weakened an additional 10% as of December 31, 2012, resulting translation adjustments recorded in shareholders' equity would have increased by approximately $47.0 million from the amounts reported.

Although currency fluctuations impact our reported results and shareholders' equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross-border transfers of funds, except for transfers to the United States for payment of license fees and interest expense on intercompany loans, working capital loans made between the United States and our foreign subsidiaries, dividends from our foreign subsidiaries, and payments between certain countries and territories for services provided. To reduce the currency risk related to these transactions, we may borrow funds in the relevant foreign currency under our revolving credit agreement or we may enter into a forward contract to hedge the transfer.

As of December 31, 2013, there were £7.8 ($12.5) million of forward contracts that relate to cash flows owed to our foreign subsidiaries in 2014. Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings as is the currency gain or loss on the amounts owed.

As of December 31, 2013, we had outstanding $480.9 million in principal amount of euro-denominated notes (€350.0 million). The note has been designated as a hedge of our net investment in subsidiaries with a euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowing, translation gains or losses related to the borrowing is included as a component of accumulated other comprehensive income. Shareholders' equity decreased by $9.5 million, net of tax, due to changes in accumulated other comprehensive income during the year due to the currency impact on these designated borrowings.

The accounting guidance related to uncertain tax positions requires an evaluation process for all tax positions taken that involves a review of probability for sustaining a tax position. If the probability for sustaining a tax position is more likely than not, which is a 50% threshold, then the tax position is warranted and the largest amount that would be realized upon ultimate settlement is recognized. An uncertain tax position, one which does not meet the 50% threshold, will not be recognized in the financial statements.

Our judgment is required in determining our deferred tax assets and liabilities, and any valuation allowances recorded. Our net deferred tax assets may need to be adjusted in the event that tax rates are modified, or our estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that our estimate of future taxable income changes from the amounts currently estimated. We have unrecognized tax benefits related to items in various countries and territories. To the extent these items are settled for an amount different than we currently expect, the unrecognized tax benefit will be adjusted.

We provide for income taxes on a quarterly basis based on an estimated annual tax rate. In determining this rate, we make estimates about taxable income for each of our largest locations worldwide, as well as the tax rate that will be in effect for each location. To the extent these estimates change during the year, or actual results differ from these estimates, our estimated annual tax rate may change between quarterly periods and may differ from the actual effective tax rate for the year.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSET IMPAIRMENT

In accordance with the accounting guidance on goodwill and other intangible assets, we perform an annual impairment test of goodwill at our reporting unit level and indefinite-lived intangible assets at our unit of account level during the third quarter, or more frequently if events or circumstances change that would more likely than not reduce the fair value of our reporting units below their carrying value.

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2013 and 2012, and there was no impairment of our goodwill or our indefinite-lived intangible assets.

Significant assumptions used in our annual goodwill impairment test during the third quarter of 2013 included: expected future revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 11.7% to 16.5%, and a terminal value multiple. The expected future revenue growth rates and operating unit profit margins were determined after taking into consideration our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance, including the effects of the simplification and cost recalibration plan.

The table below provides a sample of our reporting units' estimated fair values and carrying values, which were determined as part of our annual goodwill impairment test performed in the third quarter ended September 30, 2013. The reporting units included below represented approximately 70% of our consolidated goodwill balance as of September 30, 2013.

(in millions)	United States	Netherlands	France	Right Management
Estimated fair values	$1,143.0	$148.9	$1,577.0	$258.8
Carrying values	977.8	110.9	537.6	137.8

Significant Matters Affecting Results of Operations

MARKET RISKS

We are exposed to the impact of foreign currency exchange rate fluctuations and interest rate changes.

Exchange Rates — Our exposure to foreign currency exchange rates relates primarily to our foreign subsidiaries and our euro-denominated borrowings. For our foreign subsidiaries, exchange rates impact the United States dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries.

eligible wages in 2013 and increases to 6% of eligible wages starting in 2014. We intend to use the credit to invest in employment opportunities and to improve our competitiveness, as required by the law. We are uncertain what impact, if any, this credit will have on overall market pricing or on client requests for pricing concessions, either of which could reduce the net benefit we receive from these credits. Due to the complexity of compliance with this law, we may have adjustments to the payroll tax credit amount as a result of any audits. The CICE credit is accounted for as a reduction of our cost of services in the period earned, and has had a favorable impact on our consolidated gross profit margin, as well as margins in France and Southern Europe.

The payroll tax credit is creditable against our current income tax payable, with any remaining amount being paid after three years. Given the amount of our current income taxes payable, we would generally receive the vast majority of the CICE credits after the three-year period. However, we entered into an agreement in December 2013 to sell a portion of the credits earned in 2013 for net proceeds of $104.0 million. We derecognized these receivables upon sale date as the terms of the agreement are such that the transaction qualifies for sale treatment according to the accounting guidance on the transfer and servicing of assets. The discount on the sale of this receivable was recorded as a reduction of the payroll tax credits in cost of services. We received the cash from the sale in December, which improved our operating cash flows in the fourth quarter of 2013.

In France, during the second quarter of 2013, a number of clients asserted claims against us, requesting refunds for various payroll tax subsidies that we have received dating back to 2003 related to our French temporary associates. While we receive claims in the normal course of business, there was a significant increase in claims made during the second quarter due to an impending change in the French statute of limitations that reduced the claims period from 10 to 5 years for claims filed after June 2013. We did not receive any claims in the remainder of 2013. We believe the claims against us are without merit as a matter of French law. Payroll tax subsidies have historically been for the benefit of the direct employer of the temporary associates. As such, our pricing practices implicitly consider all direct costs of employing our temporary associates, and factor in the benefit provided by these payroll tax subsidies. The French Supreme Court has been asked to confirm that, as a matter of law, the benefit of the payroll tax subsidies belongs to the direct employer, with a ruling expected during 2014. We believe the likelihood of any loss to be remote and do not expect the resolution of these claims to have a material impact on our consolidated financial statements or the results of our France and Southern Europe segments.

DEFERRED REVENUE

We recognize revenues under the current accounting guidance on revenue recognition. The accounting guidance generally provides that revenues for time-based services be recognized over the average length of the services being provided. For the outplacement line of business, we recognize revenues from individual programs and for larger projects over the estimated period in which services are rendered to candidates. In our consulting business, revenues are recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenues until the performance criteria have been met.

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as deferred revenue and included in accrued liabilities for the current portion and other long-term liabilities for the long-term portion in our Consolidated Balance Sheets.

Significant factors impacting deferred revenue are the type of programs and projects sold and the volume of current billings for new programs and projects. Over time, an increasing volume of new billings will generally result in higher amounts of deferred revenue, while decreasing levels of new billings will generally result in lower amounts of deferred revenue. As of December 31, 2013 and 2012, the current portion of deferred revenue was $48.5 million and $55.7 million, respectively, and the long-term portion of deferred revenue was $10.0 million and $17.1 million, respectively.

INCOME TAXES

We account for income taxes in accordance with the accounting guidance on income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

6.0% and 4.0% for the United States plans and non-United States plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact 2014 consolidated pension expense by approximately $0.1 million for the United States plans and $0.8 million for the non-United States plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 8 to the Consolidated Financial Statements for further information.)

United States Workers' Compensation

In the United States, we are under a self-insured retention program in most states covering workers' compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2013 and 2012 was $75.3 million and $74.8 million, respectively. Workers' compensation expense is recorded as a component of cost of services.

There are two main factors that impact workers' compensation expense: the number of claims and the cost per claim. The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed (for example, office and professional work have fewer claims than industrial work), and the safety of the environment where the work is performed. The cost per claim is driven primarily by the severity of the injury, related medical costs and lost-time wage costs. A 10% change in the number of claims or cost per claim would impact workers' compensation expense in the United States by approximately $3.0 million.

Historically, we have not had significant changes in our assumptions used in calculating our reserve balance or significant adjustments to our reserve level. We continue our focus on safety, which includes training of contingent workers and client site reviews. Given our current claims experience and cost per claim, we do not expect a significant change in our workers' compensation reserve in the near future.

Social Program Remittances and Payroll Tax Audit Exposure

On a routine basis, various governmental agencies in some of the countries and territories in which we operate audit our payroll tax calculations and our compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people that we employ, and the complexity of some payroll tax regulations, we may have some adjustments to the payroll tax remittances as a result of these audits.

We make an estimate of the additional remittances that may be required on a country-by-country basis, and record the estimate as a component of cost of services or selling and administrative expenses, as appropriate. Each country's estimate is based on the results of past audits and the number of years that have not yet been audited, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that our actual experience differs from our estimates, we will need to make adjustments to our reserve balance, which will impact the results of the related operation and the operating segment in which it is reported. Other than France, we have not had any significant adjustments to the amounts recorded as a result of any payroll tax audits, and we do not expect any significant adjustments to the recorded amounts in the near term.

In particular, the French government has various social programs that are aimed at reducing the cost of labor and encouraging employment, particularly for low-wage workers, through the reduction of payroll taxes (or social contribution). Due to the number of new programs or program changes, and the complexity of compliance, we may have adjustments to the amount of reductions claimed as a result of the audits.

In France, we currently maintain a reserve related to these programs for 2007 through 2013, which has been estimated based on the results of past audits, changes in business volumes and the assessments related to the audit of 2009 through 2011. While some adjustment may be appropriate as we finalize the audits, we do not expect any significant adjustments to the recorded amount in the near term.

The French government passed legislation effective January 1, 2013 to improve the competitiveness and reduce employment costs by offering payroll tax credits to most French and foreign enterprises subject to corporate tax in France. This law, Credit d'Impôt pour la Compétitivité et l'Emploi ("CICE"), provides credits based on a percentage of wages paid to employees receiving less than two-and-a-half times the French minimum wage. The payroll tax credit is equal to 4% of

Application of Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts. A discussion of the more significant estimates follows. Management has discussed the development, selection and disclosure of these estimates and assumptions with the Audit Committee of our Board of Directors.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We have an allowance for doubtful accounts recorded as an estimate of the accounts receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and write-offs of accounts receivable balances.

Bad debt expense, which increases our allowance for doubtful accounts, is recorded as a selling and administrative expense and was $24.1 million, $29.2 million and $25.9 million for 2013, 2012 and 2011, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our allowance for doubtful accounts, are recorded as a reduction to our accounts receivable balance and were $26.4 million, $23.2 million and $25.0 million for 2013, 2012 and 2011, respectively.

EMPLOYMENT-RELATED ITEMS

The employment of contingent workers and permanent staff throughout the world results in the recognition of liabilities related to defined benefit pension plans, self-insured workers' compensation, social program remittances and payroll tax audit exposures that require us to make estimates and assumptions in determining the proper reserve levels. These reserves involve significant estimates or judgments that are material to our financial statements.

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United Kingdom, the United States, Norway and other European countries. Annual expense relating to these plans is recorded as selling and administrative expense and is estimated to be approximately $12.6 million in 2014, compared to $11.8 million, $12.6 million and $9.7 million in 2013, 2012 and 2011, respectively. Included in the 2013 expense was a $2.3 million curtailment gain resulting from an amendment to a defined benefit plan in the Netherlands. Effective January 1, 2013, the Netherlands' defined benefit plan was frozen, and the participants were transitioned to a defined contribution plan.

The calculations of annual pension expense and the pension liability required at year-end include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. We review market data and historical rates, on a country-by-country basis, to check for reasonableness in setting both the discount rate and the expected return on plan assets. We determine the discount rate based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year. The expected return on plan assets is determined based on the expected returns of the various investment asset classes held in the plans. We estimate compensation increases and employee turnover rates for each plan based on the historical rates and the expected future rates for each respective country. Changes to any of these assumptions will impact the level of annual expense recorded related to the plans.

We used a weighted-average discount rate of 4.6% for the United States plans and 4.1% for non-United States plans in determining the estimated pension expense for 2014. These rates compare to the weighted-average discount rate of 3.7% for the United States plans and 4.2% for non-United States plans in determining the estimated pension expense for 2013, and reflect the current interest rate environment. Absent any other changes, a 25 basis point increase and decrease in the weighted-average discount rate would impact 2014 consolidated pension expense by approximately $0.1 million and $0.8 million for the United States plans and non-United States plans, respectively. We have selected a weighted-average expected return on plan assets of 6.0% for the United States plans and 4.5% for the non-United States plans in determining the estimated pension expense for 2014. The comparable rates used for the calculation of the 2013 pension expense were

When the €350.0 million Notes mature, we plan to repay the amount with available cash, borrowings under our $600.0 million revolving credit facility or a new borrowing. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we decide to replace the €350.0 million Notes.

The €350.0 million Notes have been designated as a hedge of our net investment in subsidiaries with a euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive income. (See Significant Matters Affecting Results of Operations and Notes 7 and 12 to the Consolidated Financial Statements for further information.)

REVOLVING CREDIT AGREEMENT

On October 15, 2013, we amended and restated our Five-Year Credit Agreement ("the Amended Agreement") with a syndicate of commercial banks to, among other things: decrease the revolving commitments from $800.0 million to $600.0 million, revise the termination date of the facility from October 5, 2016 to October 15, 2018, and permit the termination date of the facility to be extended by an additional year twice during the term of the Amended Agreement. The remaining material terms and conditions of the Amended Agreement are substantially similar to the material terms and conditions of our Five-Year Credit Agreement dated October 5, 2011.

The Amended Agreement allows for borrowing in various currencies and up to $150.0 million may be used for the issuance of stand-by letters of credit. We had no borrowings under this facility as of December 31, 2013 or 2012. Outstanding letters of credit issued under the Amended Agreement totaled $0.9 million as of both December 31, 2013 and 2012. Additional borrowings of $599.1 million and $799.1 million were available to us under the facility as of December 31, 2013 and 2012, respectively.

Under the Amended Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 22.5 bps paid on the entire $600.0 million facility and the credit spread is 127.5 bps on any borrowings. Any downgrades from the credit rating agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 million to $0.3 million annually.

The Amended Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants requiring, among other things, that we comply with a leverage ratio (net Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The Amended Agreement also contains customary events of default, including, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy or involuntary proceedings, certain monetary and non-monetary judgments, change of control and customary ERISA defaults.

As defined in the Amended Agreement, we had a net Debt-to-EBITDA ratio of 0.28 to 1 (compared to the maximum allowable ratio of 3.5 to 1) and a Fixed Charge Coverage ratio of 3.29 to 1 (compared to the minimum required ratio of 1.5 to 1) as of December 31, 2013. Based on our current forecast, we expect to be in compliance with our financial covenants for the next 12 months.

OTHER

In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2013, such uncommitted credit lines totaled $376.9 million, of which $339.9 million was unused. Under the Amended Agreement, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year. Due to these limitations, additional borrowings of $263.0 million could have been made under these lines as of December 31, 2013.

In January 2013, Moody's Investors Services lowered our credit outlook from positive to stable, while maintaining the Baa3 credit rating. Our credit rating from Standard and Poor's is BBB- with a stable outlook. The rating agencies use a proprietary methodology in determining their ratings and outlook which includes, among other things, financial ratios based upon debt levels and earnings performance. Both of the current credit ratings are investment grade.

We have aggregate commitments of $1,543.2 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

(in millions)	Total	2014	2015–2016	2017–2018	Thereafter
Long-term debt including interest	$ 580.0	$ 23.4	$ 44.2	$512.4	$ —
Short-term borrowings	34.2	34.2	—	—	—
Operating leases	688.4	186.2	245.7	136.8	119.7
Severances and other office closure costs	48.4	36.9	8.3	3.2	—
Other	192.2	63.9	72.9	30.0	25.4
	$1,543.2	$344.6	$371.1	$682.4	$145.1

Our liability for unrecognized tax benefits, including related interest and penalties, of $30.4 million is excluded from the commitments above as we cannot determine the years in which these positions might ultimately be settled.

We recorded net restructuring costs of $89.4 million, $48.8 million and $23.1 million in 2013, 2012 and 2011, respectively, in selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries. These expenses are net of reversals of previous accruals resulting mainly from larger-than-estimated cost savings from subleasing and lease buyouts. During 2013, we made payments of $82.4 million out of our restructuring reserve. We expect a majority of the remaining $48.4 million reserve will be paid in 2014. (See Note 1 to the Consolidated Financial Statements for further information.)

We have entered into guarantee contracts and stand-by letters of credit that total approximately $156.5 million and $166.8 million as of December 31, 2013 and 2012, respectively ($118.2 million and $128.9 million for guarantees, respectively, and $38.3 million and $37.9 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, operating leases and indebtedness. The stand-by letters of credit relate to workers' compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above. The cost of these guarantees and letters of credit was $1.8 million and $1.7 million in 2013 and 2012, respectively.

Total Capitalization

In Millions ($)



'13
2,914.2
517.9
'12
2,500.8
770.1
'11
2,483.4
700.2
Equity
Debt

Total capitalization as of December 31, 2013 was $3,432.1 million, comprised of $517.9 million in debt and $2,914.2 million in equity. Debt as a percentage of total capitalization was 15%, 24% and 22% as of December 31, 2013, 2012 and 2011, respectively. The decrease in 2013 in debt as a percentage of total capitalization is primarily due to the repayment of the euro-denominated notes with available cash.

EURO NOTES

On June 14, 2013, upon maturity, we paid off our €200.0 million aggregate principal amount of 4.75% notes with available cash.

On June 22, 2012, we offered and sold €350.0 million aggregate principal amount of the Company's 4.50% notes due June 22, 2018 (the "€350.0 million Notes"). The net proceeds from the €350.0 million Notes of €348.7 million were used to repay borrowings under our revolving credit facility that were drawn in May 2012 to repay our €300.0 million notes that matured on June 1, 2012 and for general corporate purposes. The €350.0 million Notes were issued at a price of 99.974% to yield an effective interest rate of 4.505%. Interest on the €350.0 million Notes is payable in arrears on June 22 of each year. The €350.0 million Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €350.0 million Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €350.0 million Notes. The notes also contain certain customary non-financial restrictive covenants and events of default.

Our principal ongoing cash needs are to finance working capital, capital expenditures, debt payments, interest expense, share repurchases, dividends and acquisitions. Working capital is primarily in the form of trade receivables, which generally increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivables turnover, which differs in each market where we operate.

Cash provided by operating activities was $396.7 million, $331.6 million and $69.2 million for 2013, 2012 and 2011, respectively. The increase in cash generated from operating activities in 2013 from 2012 is primarily attributable to the higher operating earnings in 2013. The increase in 2012 compared to 2011 was primarily attributable to decreased working capital needs as a result of the declining revenues and a 1.2 day decrease in our Days Sales Outstanding ("DSO"). Changes in operating assets and liabilities utilized $50.9 million of cash in 2013 as compared to $13.8 million in 2012 and $367.6 million in 2011.

Accounts receivable increased to $4,277.9 million as of December 31, 2013 from $4,179.0 million as of December 31, 2012, primarily due to increased business volume and the change in exchange rates. Utilizing exchange rates as of December 31, 2012, the December 31, 2013 balance would have been approximately $32.8 million lower than reported.

Capital expenditures were $44.7 million, $72.0 million and $64.9 million during 2013, 2012 and 2011, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $0.5 million, $3.3 million and $0.4 million in 2013, 2012 and 2011, respectively.

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2013, 2012 and 2011 was $46.3 million, $49.0 million and $49.0 million, respectively. Goodwill and intangible assets resulting from the 2013 acquisitions, the majority of which took place in the United Kingdom and Norway, were $52.2 million and $10.1 million, respectively, as of December 31, 2013. Goodwill and intangible assets resulting from the 2012 acquisitions were $46.2 million and $7.6 million as of December 31, 2012, respectively.

On April 16, 2012, we acquired Damilo Group ("Damilo"), a French firm specializing in IT design solutions, for total consideration, net of cash acquired, of €21.2 ($28.0) million. Goodwill arising from this transaction was €30.8 ($40.6) million. The assumed liabilities and acquired assets, net of goodwill, related intangible assets and cash arising from the transaction were €33.8 ($44.6) million and €17.9 ($23.6) million, respectively. The related intangible assets were €6.3 ($8.0) million, €5.8 ($7.6) million and €5.0 ($6.8) million as of April 16, 2012, December 31, 2012 and December 31, 2013, respectively.

In 2011, we acquired the shares and voting rights of Proservia SA ("Proservia"), a provider of information technology and systems engineering solutions in France. The purchase price was €14.89 ($19.93) per share. The total consideration, net of cash acquired, was €21.6 ($29.4) million. Goodwill arising from this transaction was €20.7 ($27.7) million. The related intangible assets were €9.4 ($12.4) million and €8.1 ($11.2) million as of December 31, 2012 and 2013, respectively.

Net debt payments were $271.3 million for 2013, as compared to net borrowings of $41.7 million and $15.3 million in 2012 and 2011, respectively. In June 2013, we paid off our €200.0 million 4.75% notes with available cash upon maturity. We use excess cash to pay down borrowings under facilities when appropriate.

In December 2012 and November 2011, the Board of Directors authorized the repurchase of 8.0 million and 3.0 million shares of our common stock, respectively. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. No repurchases were made in 2013. In 2012, we repurchased a total of 3.6 million shares, comprised of 0.6 million shares under a previous authorization and 3.0 million shares under the 2011 authorization, at a total cost of $138.2 million. In 2011, we repurchased a total of 2.6 million shares under previous authorizations at a total cost of $104.5 million. As of December 31, 2013, there were 8.0 million shares remaining authorized for repurchase under the 2012 authorization and no shares remaining under any previous authorizations.

Amounts represent 2012 Percentages represent 2012 compared to 2011	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services						
Americas:						
United States	$ 3,010.5	(4.0)%	—%	(4.0)%	—%	(4.0)%
Other Americas	1,585.4	4.8	(5.1)	9.9	0.3	9.6
	4,595.9	(1.2)	(1.7)	0.5	0.1	0.4
Southern Europe:						
France	5,425.6	(12.2)	(7.6)	(4.6)	1.5	(6.1)
Italy	1,056.8	(15.8)	(6.9)	(8.9)	—	(8.9)
Other Southern Europe	768.5	(1.1)	(8.0)	6.9	—	6.9
	7,250.9	(11.7)	(7.5)	(4.2)	1.1	(5.3)
Northern Europe	5,773.9	(6.3)	(5.0)	(1.3)	—	(1.3)
APME	2,728.8	2.5	(0.6)	3.1	1.5	1.6
Right Management	328.5	1.5	(1.9)	3.4	—	3.4
ManpowerGroup	$20,678.0	(6.0)%	(4.6)%	(1.4)%	0.6%	(2.0)%
Gross Profit — ManpowerGroup	$ 3,442.0	(7.1)%	(4.1)%	(3.0)%	0.7%	(3.7)%
Operating Unit Profit						
Americas:						
United States	$ 60.8	(35.4)%	—%	(35.4)%	—%	(35.4)%
Other Americas	50.6	5.7	(3.4)	9.1	1.1	8.0
	111.4	(21.6)	(1.2)	(20.4)	0.4	(20.8)
Southern Europe:						
France	129.6	(23.5)	(7.2)	(16.3)	1.1	(17.4)
Italy	45.4	(38.7)	(5.3)	(33.4)	—	(33.4)
Other Southern Europe	10.1	(6.8)	(7.8)	1.0	—	1.0
	185.1	(27.2)	(6.6)	(20.6)	0.7	(21.3)
Northern Europe	159.8	(24.8)	(3.8)	(21.0)	—	(21.0)
APME	90.7	15.2	(1.0)	16.2	1.6	14.6
Right Management	13.4	N/A	N/A	N/A	—	N/A
Operating Profit — ManpowerGroup	$ 411.7	(21.5)%	(5.0)%	(16.5)%	0.7%	(17.2)%

Cash Sources and Uses

Cash used to fund our operations is primarily generated through operating activities and provided by our existing credit facilities. We believe that our available cash and our existing credit facilities are sufficient to cover our cash needs for the foreseeable future. We assess and monitor our liquidity and capital resources globally. We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities. During 2013, we repatriated $136.2 million of our foreign earnings. As of December 31, 2013, we had an additional $446.3 million of cash held by foreign subsidiaries that was not available to fund domestic operations unless repatriated. We anticipate cash repatriations to the United States from certain international subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested. As of December 31, 2013 and 2012, we identified approximately $264.3 million and $341.1 million, respectively, of non-United States funds that are not permanently invested. Related to these non-United States earnings that may be remitted, we recorded a deferred tax liability of $16.7 million and $15.7 million as of December 31, 2013 and 2012, respectively.

Financial Measures — Constant Currency and Organic Constant Currency Reconciliation

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our annual financial results is provided below. (See Constant Currency and Organic Constant Currency on page 27 for further information.)

Amounts represent 2013 Percentages represent 2013 compared to 2012	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services						
Americas:						
United States	$ 2,967.0	(1.4)%	—%	(1.4)%	—%	(1.4)%
Other Americas	1,543.2	(2.7)	(3.9)	1.2	0.1	1.1
	4,510.2	(1.9)	(1.4)	(0.5)	0.1	(0.6)
Southern Europe:						
France	5,284.9	(2.6)	3.2	(5.8)	0.2	(6.0)
Italy	1,087.6	2.9	3.2	(0.3)	—	(0.3)
Other Southern Europe	864.5	12.5	4.6	7.9	1.8	6.1
	7,237.0	(0.2)	3.4	(3.6)	0.3	(3.9)
Northern Europe	5,738.8	(0.6)	1.1	(1.7)	0.6	(2.3)
APME	2,447.7	(10.3)	(8.9)	(1.4)	—	(1.4)
Right Management	316.8	(3.6)	(1.5)	(2.1)	—	(2.1)
ManpowerGroup	$20,250.5	(2.1)%	—%	(2.1)%	0.3%	(2.4)%
Gross Profit — ManpowerGroup	$ 3,366.7	(2.2)%	(0.1)%	(2.1)%	0.3%	(2.4)%
Operating Unit Profit						
Americas:						
United States	$ 99.8	64.2%	—%	64.2%	—%	64.2%
Other Americas	43.9	(13.1)	(1.6)	(11.5)	0.6	(12.1)
	143.7	29.0	(0.8)	29.8	0.3	29.5
Southern Europe:						
France	198.9	53.4	5.4	48.0	(0.1)	48.1
Italy	53.8	18.5	3.7	14.8	—	14.8
Other Southern Europe	11.9	18.1	6.5	11.6	9.3	2.3
	264.6	42.9	5.0	37.9	0.5	37.4
Northern Europe	139.7	(12.6)	0.5	(13.1)	0.6	(13.7)
APME	70.8	(22.0)	(8.7)	(13.3)	—	(13.3)
Right Management	20.4	52.3	(7.3)	59.6	—	59.6
Operating Profit — ManpowerGroup	$ 511.9	24.3%	—%	24.3%	0.5%	23.8%

of 0.2% in constant currency for 2012 due to declining demand for our staffing services within our Manpower business line, offset by a 16.6% increase in the combined Experis and ManpowerGroup Solutions business lines, compared to 2011. In Australia, revenues were down 6.0% in constant currency for 2012 compared to 2011 due to the decreased demand resulting from their economic slowdown.

Gross profit margin decreased in 2013 compared to 2012 due to a decrease in our staffing/interim gross profit margin from modest pricing pressures and change in business mix, as well as the 5.3% decline in constant currency in our permanent recruitment business. In 2012, gross profit margin decreased due to the margin declines in our higher-margin ManpowerGroup Solutions business as well as a slight margin decline in our staffing/interim business.

Selling and administrative expenses decreased 10.4% (–1.6% in constant currency) in 2013 compared to 2012 related to reduced compensation-related expenses such as salaries and variable incentive-based costs due to lower headcount, partially offset by an increase in restructuring costs to $6.2 million recorded in 2013 compared to $0.7 million in 2012. In 2012, selling and administrative expenses decreased 3.6% (–3.5% in constant currency) compared to 2011 due to productivity improvements along with tighter expense controls.

OUP margin for APME was 2.9%, 3.3%, and 3.0% in 2013, 2012 and 2011, respectively. The OUP margin decrease in 2013 was due to the decrease in our gross profit margin, increase in restructuring costs and the impact of fewer billing days, partially offset by the decrease in salary-related costs due to lower headcount. The improvement in 2012 was due to productivity improvements and tighter expense controls as we were able to decrease our selling and administrative expenses while revenues increased.

Right Management Revenues

In Millions ($)



'13
316.8
'12
328.5
'11
323.7

Right Management Operating Unit Profit

In Millions ($)



'13
20.4
'12
13.4
'11
(1.4)

Right Management — Right Management is a leading global provider of talent and career management (also known as outplacement services) workforce solutions, operating in over 130 offices in more than 50 countries and territories.

In 2013, revenues from services decreased 3.6% (–2.1% in constant currency) due to the 7.1% (–6.6% in constant currency) decline in demand for our talent management business. Our counter-cyclical outplacement services remained flat in constant currency in 2013 compared to 2012.

In 2012, revenues from services increased 1.5% (3.4% in constant currency). The increase was due to the growth in our outplacement services, which were up 10.1% (12.2% in constant currency) in 2012 compared to 2011, partially offset by a 12.8% (11.2% in constant currency) decline in demand for our talent management business, as we saw a longer sales cycle as clients deferred their discretionary spending.

Gross profit margin decreased in 2013 compared to 2012 due to the margin deterioration in both the outplacement business and talent management business, partially offset by the change in business mix as the higher-margin outplacement business represented a greater percentage of the revenue mix. In 2012, gross profit margin increased due to the margin improvement in each business line and the business mix changes in our revenues, as we saw an increase in the higher-margin outplacement services and a decrease in the lower-margin talent management business.

In 2013, selling and administrative expenses decreased 8.5% (–7.5% in constant currency) compared to 2012 due to the cost savings from the simplification and cost recalibration plan put in place in 2012, partially offset by an increase in restructuring costs to $14.0 million in 2013 compared to $10.9 million in 2012. In 2012, selling and administrative expenses decreased 1.7% (0.4% increase in constant currency) compared to 2011 as the cost savings from the restructuring plan to streamline the office infrastructure and management organization favorably impacted expense levels.

OUP margin for Right Management was 6.4%, 4.1% and –0.4% for 2013, 2012 and 2011, respectively. The OUP margin for 2013 improved due to the decrease in selling and administrative expenses from the cost savings from the simplification and cost recalibration plan noted above, partially offset by the decrease in the gross profit margin and the increase in restructuring costs in 2013. OUP margin in 2012 was higher compared to 2011 due to the greater mix of outplacement business as well as the decrease in selling and administrative expenses due to cost savings from the restructuring plan noted above, offset, in part, by the $10.9 million of restructuring costs incurred in 2012 compared to $5.5 million in 2011.

Northern Europe Revenues
In Millions ($)


'13 5,738.8
'12 5,773.9
'11 6,159.4

Northern Europe Operating Unit Profit
In Millions ($)


'13 139.7
'12 159.8
'11 212.6

Northern Europe — In Northern Europe, which includes operations in the United Kingdom, the Nordics, Germany and the Netherlands (comprising 30.7%, 23.1%, 12.1%, and 9.6%, respectively, of Northern Europe's revenues), revenues from services decreased 0.6% (–1.7% in constant currency and –2.3% in organic constant currency) in 2013 as compared to 2012. The decrease in revenues from services was primarily attributable to the 8.2% decline in constant currency in our Experis business line, which saw softening demand for IT services among our larger clients, in both our interim and permanent recruitment businesses.

In 2012, revenues from services in Northern Europe decreased 6.3% (–1.3% in constant currency) primarily attributable to declines in our Experis business line, which saw softening demand in both interim and permanent recruitment, as well as a decline in our ManpowerGroup Solutions business. This decline was partially offset by growth in our Manpower business line, primarily in the United Kingdom.

Gross profit margin decreased in 2013 due to the decline in our staffing/interim margins as we experienced lower bench utilization in our Manpower business line in Sweden and new collective labor agreements and higher holiday pay costs in Germany, encountered general pricing pressures in several markets, and saw a 9.8% decrease in constant currency in our permanent recruitment business. In 2012, gross profit margin decreased due to the decline in our staffing/interim margins as we had an increase of unbillable labor due to lower bench utilization and higher vacation pay in Germany and Sweden, and general pricing pressures in the Netherlands. The decrease in 2012 was also due to the business mix changes in our revenues, as staffing/interim revenue growth came from our lower-margin United Kingdom market, and our higher-margin permanent recruitment and ManpowerGroup Solutions revenues declined.

In 2013, selling and administrative expenses decreased 3.8% (–5.3% decrease in constant currency and –5.9% in organic constant currency) compared to 2012. The decrease in selling and administrative expenses was due primarily to lower headcount, which reduced compensation-related expenses such as salaries and variable incentive-based costs, lower lease costs, and the additional cost savings from the simplification and cost recalibration plan put in place in the fourth quarter of 2012, partially offset by an increase in restructuring costs to $39.0 million recorded in 2013 compared to $13.2 million in 2012 and the additional recurring selling and administrative costs resulting from an acquisition in April 2013. In 2012, selling and administrative expenses decreased 9.6% (–4.4% in constant currency) compared to 2011 due primarily to lower headcount, which reduced compensation-related expenses such as salaries and variable incentive-based costs, and overall tighter expense controls.

OUP margin for Northern Europe was 2.4%, 2.8% and 3.5% in 2013, 2012 and 2011, respectively. The OUP margin declined in 2013 as the decrease in compensation-related expenses and lease costs as well as additional cost savings from the simplification and cost recalibration plan was not enough to offset the decrease in the gross profit margin and the increase in restructuring costs in 2013. The margin decline in 2012 was primarily due to the decline in gross profit margin.

APME Revenues
In Millions ($)


'13 2,447.7
'12 2,728.8
'11 2,661.7

APME Operating Unit Profit
In Millions ($)


'13 70.8
'12 90.7
'11 78.8

APME — In 2013, revenues from services for APME decreased 10.3% (–1.4% in constant currency) compared to 2012. In Japan (which represents 37.7% of APME's revenues), revenues from services decreased 3.7% in constant currency due primarily to soft demand for our staffing/interim services as a result of legislative changes and fewer billing days in 2013 compared to 2012, and the run-off of a large TBO client contract that began to wind down in early 2013, partially offset by a 31.7% increase in constant currency in the permanent recruitment business. In Australia (which represents 23.5% of APME's revenues), revenues from services were down 6.6% in constant currency compared to 2012 due to the decreased demand for interim services in our Experis business line, partially offset by an increase in the permanent recruitment business.

In 2012, revenues from services for APME increased 2.5% (3.1% in constant currency and 1.6% in organic constant currency) compared to 2011. China and India both made acquisitions in 2011, which significantly increased their revenues. Excluding acquisitions, revenue growth in constant currency for 2012 in China and India was 11.4% and 17.5%, respectively. In Japan, we saw a slight decrease

Southern Europe Revenues
In Millions ($)


'13
7,237.0
'12
7,250.9
'11
8,211.8

Southern Europe Operating Unit Profit
In Millions ($)


'13
264.6
'12
185.1
'11
254.3

Southern Europe — In 2013, revenues from services in Southern Europe, which includes operations in France and Italy, decreased 0.2% (–3.6% in constant currency and –3.9% in organic constant currency) compared to 2012. In 2013, revenues from services decreased 6.0% in organic constant currency in France (which represents 73.0% of Southern Europe's revenues) and decreased 0.3% in constant currency in Italy (which represents 15.0% of Southern Europe's revenues). The decrease in France is due primarily to softening demand in the staffing/interim business and a 23.5% decline in constant currency in the permanent recruitment business. The decrease in Italy is due to a slight decrease in our staffing/interim services. In Other Southern Europe, revenues from services increased 12.5% (7.9% in constant currency and 6.1% in organic constant currency) in 2013 compared to 2012 driven by the revenue increase in Portugal, due to increased demand in the Manpower staffing and ManpowerGroup Solutions businesses, and in Spain, due mostly to an acquisition of some clients from a local competitor in July 2013.

In 2012, revenues from services in Southern Europe decreased 11.7% (–4.2% in constant currency and –5.3% in organic constant currency) compared to 2011. In 2012, revenues from services decreased 6.1% in organic constant currency in France and decreased 8.9% in constant currency in Italy and 1.1% (6.9% increase in constant currency) in Other Southern Europe compared to 2011. These decreases in France and Italy were due primarily to a softening demand in the staffing/interim business as well as a 21.2% decline in constant currency in our permanent recruitment business, mostly driven by the further winding down of the Pole Emploi contract in France.

Gross profit margin increased in 2013 compared to 2012 due primarily to the CICE payroll tax credit in France, which was partially offset by the additional social security reserve recorded in France in 2013, the decrease in our permanent recruitment business, and pricing pressures in the small/medium-sized business in France and in Italy that unfavorably impacted staffing/interim gross margins. In 2012, gross profit margin remained flat compared to 2011 as the improvement related to our two acquisitions in France was offset by the decrease in our permanent recruitment business, including the further wind down of the Pole Emploi contract in France, and pricing pressures in Italy that unfavorably impacted staffing/interim gross margins.

In 2013, selling and administrative expenses decreased 3.8% (–6.9% in constant currency and –7.2% in organic constant currency) compared to 2012 primarily related to the decrease in organic salary-related costs due to lower headcount, partially offset by an increase in restructuring costs to $7.8 million recorded in 2013 compared to $3.8 million in 2012 and the additional recurring selling and administrative costs resulting from the 2012 Damilo acquisition in France. In 2012, selling and administrative expenses decreased 7.6% (–0.1% in constant currency and –2.4% in organic constant currency) compared to 2011. The decrease in selling and administrative expenses was due to lower organic salary-related costs as headcount was reduced, partially offset by the additional costs from the Proservia and Damilo acquisitions, additional bad debt expense incurred in France and Italy as a result of collection issues with certain clients, and $3.8 million of restructuring costs in 2012 compared to $1.5 million in 2011.

OUP margin in Southern Europe was 3.7%, 2.6% and 3.1% for 2013, 2012 and 2011, respectively. OUP margin increased in 2013 primarily due to France, where the OUP margin was 3.8%, 2.4%, and 2.7% in 2013, 2012 and 2011, respectively. France's margin increase in 2013 was due to the improvement in the gross profit margin and the decrease in salary-related costs due to lower headcount, partially offset by the increase in restructuring costs in 2013 compared to 2012. Italy's OUP margin was 4.9%, 4.3% and 5.9% in 2013, 2012 and 2011, respectively. Italy's margin increase in 2013 was due to the decrease in salary-related and lease costs from lower headcount and fewer offices, partially offset by the increase in restructuring costs in 2013 compared to 2012. Other Southern Europe's OUP margin was 1.4%, 1.3% and 1.4% in 2013, 2012 and 2011, respectively. Other Southern Europe's slight margin increase in 2013 was due to the decrease in organic salary-related costs partially offset by the decrease in the gross profit margin and increase in restructuring costs in 2013 compared to 2012. The margin decrease in Southern Europe in 2012 was primarily due to France as the increase in the gross profit margin did not fully compensate for the deleveraging of expenses as we did not decrease selling and administrative expenses to the extent of the revenue decline as well the margin decrease in Italy due to the decrease in gross profit margin and deleveraging of expenses.

Americas Revenues
In Millions ($)


'13
4,510.2
'12
4,595.9
'11
4,649.4

Americas Operating Unit Profit
In Millions ($)


'13
143.7
'12
111.4
'11
141.9

Americas — The Americas segment is comprised of 722 Company-owned branch offices and 180 stand-alone franchise offices. In the Americas, revenues from services decreased 1.9% (–0.5% in constant currency) in 2013 compared to 2012. In the United States, revenues from services declined 1.4% in 2013 compared to 2012. The revenue decline in the United States was attributable to a decline in staffing/interim services in the Manpower and Experis business lines due to softening demand from our larger strategic accounts in 2013 compared to 2012, a large client project in our Manpower business line that concluded in the first quarter of 2013 and strong price discipline in selectively accepting new business opportunities. These declines were partially offset by an increase in ManpowerGroup Solutions revenues of 14.2% and an increase in our permanent recruitment revenues of 4.4% in the United States in 2013 compared to 2012. In Other Americas, revenues from services declined 2.7% (1.2% increase in constant currency and 1.1% increase in organic constant currency) in 2013 compared to 2012, with a revenue decline in Argentina of 12.7%, partially offset by revenue increases in Canada of 1.8% (4.0% in organic constant currency) and Mexico of 2.5%.

In 2012, revenues from services decreased 1.2% (0.5% increase in constant currency and 0.4% increase in organic constant currency) compared to 2011. In the United States, revenues from services declined 4.0% in 2012 compared to 2011. The revenue decline in the United States was attributable to staffing/interim services within the Manpower and Experis business lines as demand from our larger strategic accounts softened in 2012 compared to 2011, and we maintained stronger pricing discipline on new business opportunities. These declines were partially offset by an increase in United States permanent recruitment revenues of 17.3% in 2012 compared to 2011. In Other Americas, revenues from services improved 4.8% (9.9% in constant currency and 9.6% in organic constant currency) in 2012 compared to 2011, led by revenue growth in Canada, Mexico and Argentina of 19.2%, 10.0% and 8.2%, respectively, in constant currency (16.2% growth in Canada in organic constant currency).

Gross profit margin increased in 2013 compared to 2012 due to the favorable impact of improved staffing/interim gross profit margin resulting from stronger pricing discipline in the United States, as well as continued growth in our ManpowerGroup Solutions and permanent recruitment businesses. In 2012, gross profit margin increased slightly as the increase in our permanent recruitment business was partially offset by the negative impact from our interim business due to pricing pressures, an increase in unbillable time and a decrease due to the reduced FICA taxes from the one-time Hire Act credits in the United States in 2011 that did not occur in 2012.

In 2013, selling and administrative expenses decreased 5.6% (–4.5% in constant currency) due to $10.0 million of legal costs incurred in 2012 and declines in salary-related and lease costs as a result of the cost recalibration plan, partially offset by an increase in restructuring costs to $18.0 million recorded in 2013 compared to $9.8 million in 2012. In 2012, selling and administrative expenses increased 5.7% in constant currency due mostly to $9.8 million of restructuring costs and $10.0 million of legal costs incurred in 2012 as well as an increase in bad debt expense in Other Americas as a result of some uncollectible accounts receivable. The increase was also due to additional headcount in Mexico, Canada and Brazil to meet the increased demand in those countries and high inflation in Argentina. Partially offsetting these increases was a decrease in the United States, excluding the restructuring and legal costs, due primarily to a decrease in variable incentive-based compensation and lower office lease costs.

OUP margin in the Americas was 3.2%, 2.4% and 3.1% for 2013, 2012 and 2011, respectively. In the United States, OUP margin was 3.4%, 2.0% and 3.0% in 2013, 2012 and 2011, respectively. The 2013 margin increase in the United States was due to declines in salary-related and lease costs as a result of the cost recalibration plan, the 2012 legal costs and the improvement in the gross profit margin as noted above, partially offset by the increase in restructuring costs. Other Americas OUP margin was 2.8%, 3.2% and 3.2% in 2013, 2012 and 2011, respectively. The decrease in the Other Americas OUP margin was due to the increase in restructuring costs in 2013 compared to 2012. The margin decrease in the Americas in 2012 was primarily due to the United States as a result of the restructuring and legal costs noted above, as well as expense deleveraging as we did not decrease expenses as quickly as revenues declined.

The 4.8% decline in selling and administrative expenses in 2012 (–0.8% in constant currency and –1.5% in organic constant currency) was attributed to:

- a decrease in our organic salary-related costs, because of lower headcount and lower variable incentive-based costs;
- a 4.0% decrease due to the impact of currency exchange rates; partially offset by
- restructuring costs of $48.8 million;
- legal costs of $10.0 million in the United States, primarily related to a settlement agreement in connection with a lawsuit involving allegations regarding the Company's vacation pay practices in Illinois; and
- the additional recurring selling and administrative costs as a result of the acquisitions in Southern Europe, APME and the Americas.

Selling and administrative expenses as a percent of revenues increased 20 basis points (0.20%) in 2012 compared to 2011. The change in selling and administrative expense as a percent of revenues consists of:

- a 15 basis point (0.15%) increase due to the restructuring costs of $48.8 million in 2012 compared to $23.1 million in 2011; and
- a 5 basis point (0.05%) increase due to the legal costs of $10.0 million in the United States as noted above.

Interest and other expenses were $43.3 million in 2012 compared to $44.3 million in 2011. Net interest expense decreased $0.3 million in 2012 to $35.2 million from $35.5 million in 2011 due to lower interest rates. Other expenses decreased $0.7 million in 2012 due primarily to a $1.9 million decrease in translation losses.

We recorded an income tax expense at an effective rate of 46.4% for 2012, as compared to an effective rate of 47.6% for 2011. The 2012 tax rate is lower than the 2011 rate due to the benefits resulting from the changes in our legal entity structure. The 46.4% effective tax rate is higher than the United States Federal statutory rate of 35% due primarily to valuation allowances, other permanent items, discrete items related to restructuring costs described further in Note 1 to the Consolidated Financial Statements, and the French business tax.

Net earnings per share — diluted was $2.47 in 2012 compared to $3.04 in 2011. Foreign currency exchange rates unfavorably impacted net earnings per share — diluted by approximately $0.14 per share in 2012.

Weighted average shares — diluted decreased 3.3% to 80.1 million in 2012 from 82.8 million in 2011. This decrease was primarily a result of the repurchase of 3.6 million shares in 2012.

SEGMENT RESULTS

We evaluate performance based on operating unit profit ("OUP"), which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include goodwill and intangible asset impairment charges or amortization of intangible assets related to acquisitions, interest and other income and expense amounts or income taxes.

On a consolidated basis, the French business tax is reported in provision for income taxes, in accordance with the current accounting guidance on income taxes. Prior to the second quarter of 2013, we internally reviewed the financial results of our French operations including the French business tax within OUP given the operational nature of these taxes. While we continue to view this tax as operational, during the second quarter of 2013 we changed our internal reporting to exclude the French business tax from the OUP of our France reportable segment. Therefore, we are no longer required to show the business tax amount separately to reconcile to the consolidated results. All previously reported segment results have been restated to conform to the current year presentation. This change in segment reporting has no impact on our reporting of consolidated results.

CONSOLIDATED RESULTS — 2012 COMPARED TO 2011

The following table presents selected consolidated financial data for 2012 as compared to 2011.

(in millions, except per share data)	2012	2011	Reported Variance	Variance in Constant Currency	Variance in Organic Constant Currency
Revenues from services	$20,678.0	$22,006.0	(6.0)%	(1.4)%	(2.0)%
Cost of services	17,236.0	18,299.7	(5.8)		
Gross profit	3,442.0	3,706.3	(7.1)	(3.0)	(3.7)
Gross profit margin	*16.6%*	*16.8%*			
Selling and administrative expenses	3,030.3	3,182.1	(4.8)	(0.8)	(1.5)
Selling and administrative expenses as a % of revenues	*14.7%*	*14.5%*			
Operating profit	411.7	524.2	(21.5)	(16.5)	(17.2)
Operating profit margin	*2.0%*	*2.4%*			
Net interest expense	35.2	35.5	(0.8)		
Other expenses	8.1	8.8	(8.2)		
Earnings before income taxes	368.4	479.9	(23.2)	(18.2)	
Provision for income taxes	170.8	228.3	(25.2)		
Effective income tax rate	*46.4%*	*47.6%*			
Net earnings	$ 197.6	$ 251.6	(21.5)	(16.3)	
Net earnings per share — diluted	$ 2.47	$ 3.04	(18.8)	(14.1)	
Weighted average shares — diluted	80.1	82.8	(3.3)%		

The year-over-year decrease in revenues from services of 6.0% (–1.4% in constant currency and –2.0% in organic constant currency) was attributed to:

- decreased demand for services in several of our markets within Southern Europe and Northern Europe, where revenues decreased 11.7% (–4.2% in constant currency and –5.3% in organic constant currency) and 6.3% (–1.3% in constant currency), respectively. Several of our larger markets such as France and Italy experienced revenue declines of 12.2% (–4.6% in constant currency and –6.1% in organic constant currency) and 15.8% (–8.9% in constant currency), respectively, due to the current economic environment in these countries;
- revenue decline in the United States of 4.0% primarily due to a decrease of our key account client revenues because of softening demand as well as stronger pricing discipline on new business opportunities;
- decreased demand for talent management services at Right Management, where these revenues decreased 12.8% (–11.2% in constant currency); and
- a 4.6% decrease due to the impact of currency exchange rates; partially offset by
- our acquisitions of three entities in APME during April 2011, two acquisitions in Southern Europe at the end of September 2011 and in April 2012, and one acquisition in the Americas during April 2012, which combined to add 0.6% of revenue growth to our consolidated results;
- Other Americas and APME experienced revenue growth of 9.6% and 1.6%, respectively, in organic constant currency; and
- increased demand for our outplacement services at Right Management, where these revenues increased 10.1% (12.2% in constant currency).

The year-over-year 20 basis point (–0.20%) decrease in gross profit margin was primarily attributed to:

- a 40 basis point (–0.40%) decline from our staffing/interim business primarily related to pricing pressures in some of our European markets and within the Experis business line in the United States; partially offset by
- a 10 basis point (0.10%) favorable impact from strong growth and improved margins in Right Management's higher-margin outplacement services; and
- a 10 basis point (0.10%) increase due to the impact of currency exchange rates.

- our acquisitions of two entities in April 2012, one in Southern Europe and one in the Americas, and one entity in April 2013 in Northern Europe, which combined to add 0.3% of revenue growth to our consolidated results.

The gross profit margin remained flat year-over-year as the 10 basis point (0.10%) favorable impact from the improvement in our staffing/interim margin was offset by a 10 basis point (–0.10%) unfavorable impact resulting from the 7.3% year-over-year decline in our permanent recruitment business. Our staffing/interim margins improved slightly in 2013 as the increases in the United States and Southern Europe, due to the benefit of the CICE payroll tax credit, were offset by lower gross profit margins in many European and APME markets and a social security reserve recorded in France.

The 5.8% decline in selling and administrative expenses in 2013 (–5.7% in constant currency and –6.0% in organic constant currency) was attributed to:

- a 6.1% decrease in our organic salary-related costs, because of lower headcount;
- a 6.3% decrease in lease costs because we closed over 300 offices in 2013, as a result of office consolidations and delivery model changes;
- a decrease in legal costs in 2013 compared to 2012, primarily related to the $10 million settlement agreement in 2012 in connection with a lawsuit involving allegations regarding the Company's vacation pay practices in Illinois; and
- a 10.5% decrease in non-personnel related costs, excluding legal and lease costs noted above, as a result of the simplification and cost recalibration actions taken; partially offset by
- restructuring costs of $89.4 million, comprised of $18.0 million in the Americas, $7.8 million in Southern Europe, $39.0 million in Northern Europe, $6.2 million in APME, $14.0 million at Right Management and $4.4 million in corporate expenses in 2013, compared to restructuring costs of $48.8 million, comprised of $9.8 million in the Americas, $3.8 million in Southern Europe, $13.2 million in Northern Europe, $0.7 million in APME, $10.9 million at Right Management and $10.4 million in corporate expenses in 2012; and
- the additional recurring selling and administrative costs as a result of the acquisitions in Southern Europe, Northern Europe and the Americas.

Selling and administrative expenses as a percent of revenues decreased 60 basis points (-0.60%) in 2013 compared to 2012. The change in selling and administrative expense as a percent of revenues consists of:

- a 50 basis point (–0.50%) favorable impact due to the decrease in our organic salary-related costs and lease costs;
- a 20 basis point (–0.20%) favorable impact due to the decrease of non-personnel related costs, excluding legal and lease costs noted above, as a result of the simplification and cost recalibration actions taken; and
- a 10 basis point (–0.10%) favorable impact due to the decrease in legal costs as noted above; partially offset by
- a 20 basis point (0.20%) increase due to the restructuring costs of $89.4 million in 2013 compared to $48.8 million in 2012.

Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $36.4 million in 2013 compared to $43.3 million in 2012. Net interest expense decreased $1.8 million in 2013 to $33.4 million from $35.2 million in 2012 due to lower debt levels as we repaid our €200 million Notes in June 2013 with cash. Other expenses were $3.0 million in 2013 compared to $8.1 million in 2012. This decrease is due partly to the increase in equity investment income in 2013 compared to 2012, primarily related to a gain on sale of investments by our minority-owned Swiss Franchise recorded in 2013.

We recorded an income tax expense at an effective rate of 39.4% in 2013, as compared to an effective rate of 46.4% in 2012. The 2013 rate was favorably impacted by a change in the overall mix of earnings, primarily an increase to non-U.S. income, utilization of net operating losses, and by the reinstatement of the United States Federal Work Opportunity Credit ("WOTC"). The WOTC was retroactively reinstated to January 1, 2012 as part of the American Taxpayer Relief Act, which was enacted on January 2, 2013. We recognized the $7.0 million tax benefit related to 2012 during the first quarter of 2013, the period during which the law was enacted. The American Taxpayer Relief Act also extended the WOTC through December 31, 2013. The 39.4% rate is higher than the U.S. Federal statutory rate of 35% due primarily to the French business tax and other permanent items.

Net earnings per share — diluted was $3.62 in 2013 compared to $2.47 in 2012. Foreign currency exchange rates unfavorably impacted net earnings per share — diluted by approximately $0.01 in 2013.

Weighted average shares — diluted decreased 0.7% to 79.6 million in 2013 from 80.1 million in 2012. This decrease is the result of the full-year impact of share repurchases we made in 2012, partially offset by an increase in the dilutive effect of share-based awards due to the exercises in 2013 and the increase in our share price.

SELECTED FINANCIAL DATA

in millions, except per share data

As of and for the Year Ended December 31	2013	2012	2011	2010	2009
Operations Data					
Revenues from services	$20,250.5	$20,678.0	$22,006.0	$18,866.5	$16,038.7
Gross profit	3,366.7	3,442.0	3,706.3	3,245.4	2,818.2
Operating profit (loss)	511.9	411.7	524.2	(122.0)	41.7
Net earnings (loss)	288.0	197.6	251.6	(263.6)	(9.2)
Per Share Data					
Net earnings (loss) — basic	$ 3.69	$ 2.49	$ 3.08	$ (3.26)	$ (0.12)
Net earnings (loss) — diluted	3.62	2.47	3.04	(3.26)	(0.12)
Dividends	0.92	0.86	0.80	0.74	0.74
Balance Sheet Data					
Total assets	$ 7,288.3	$ 7,012.6	$ 6,899.7	$ 6,729.7	$ 6,213.8
Long-term debt	481.9	462.1	266.0	669.3	715.6

Performance Graph

Set forth below is a graph for the periods ending December 31, 2008–2013 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor's 400 Midcap Stock Index and the Standard & Poor's Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor's Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 23% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2008 in our common stock, the Standard & Poor's 400 Midcap Stock Index and the Standard & Poor's Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.

Performance Graph

In Millions ($)


ManpowerGroup
S&P 400 Midcap Stock Index
S&P Supercomposite Human Resources and Employment Services Index

December 31	2013	2012	2011	2010	2009	2008
ManpowerGroup	253	125	105	185	161	100
S&P 400 Midcap Stock Index	249	190	163	169	135	100
S&P Supercomposite Human Resources and Employment Services Index	250	143	130	156	136	100

CERTIFICATIONS

ManpowerGroup has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K. In 2013, Jeffrey A. Joerres, ManpowerGroup's Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by ManpowerGroup of the NYSE's corporate governance listing standards.



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ManpowerGroup™ Manpower® Experis™ ManpowerGroup Right Management® ManpowerGroup ManpowerGroup™ Solutions

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ManpowerGroup™ (NYSE: MAN) is a world leader in innovative workforce solutions that ensure the talent sustainability of the world's workforce for the good of companies, communities, countries, and individuals themselves. Specializing in solutions that help organizations achieve business agility and workforce flexibility, ManpowerGroup leverages its 65 years of world of work expertise to create the work models, design the people practices and access the talent sources its clients need for the future. From staffing, recruitment, workforce consulting, outsourcing and career management to assessment, training and development, ManpowerGroup delivers the talent to drive the innovation and productivity of organizations in a world where talentism is the dominant economic system. Every day, ManpowerGroup connects more than 600,000 people to work and builds their experience and employability through its relationships with 400,000 clients across 80 countries and territories. ManpowerGroup's suite of solutions is offered through ManpowerGroup™ Solutions, Manpower®, Experis™ and Right Management®. ManpowerGroup was named one of the World's Most Ethical Companies for the third consecutive year in 2013, confirming our position as the most trusted brand in the industry. See how ManpowerGroup makes powering the world of work humanly possible at www.manpowergroup.com. Follow ManpowerGroup Chairman and CEO Jeff Joerres on Twitter: Twitter.com/manpowergroupjj

CORPORATE INFORMATION

Directors

JEFFREY A. JOERRES
Chairman and CEO until April 30, 2014;
Executive Chairman as of May 1, 2014
ManpowerGroup

MARC J. BOLLAND[2]
Chief Executive
Marks and Spencer Group

GINA R. BOSWELL[1*,3]
Executive Vice President —
Personal Care, North America
Unilever

CARI M. DOMINGUEZ[2]
Former Chair of the Equal Employment
Opportunity Commission

WILLIAM A. DOWNE[2]
President and CEO
BMO Financial Group

JACK M. GREENBERG[2,3,4]
Retired Chairman and CEO
McDonald's Corporation

PATRICIA A. HEMINGWAY HALL[1]
President and CEO
Health Care Service Corporation

TERRY A. HUENEKE[1,4]
Retired Executive Vice President
ManpowerGroup

ROBERTO MENDOZA[1]
Senior Managing Director
Atlas Advisors

ULICE PAYNE JR.[1,3*]
President and CEO
Addison-Clifton, LLC

ELIZABETH P. SARTAIN[2]
Founder of Libby Sartain LLC
Former CHRO Yahoo! Inc. and Southwest Airlines

JOHN R. WALTER[2,3]
Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
R.R. Donnelley & Sons

EDWARD J. ZORE[2*,3]
Lead Director
Retired President and CEO
Northwestern Mutual

Management

JEFFREY A. JOERRES
Chairman and CEO until April 30, 2014;
Executive Chairman as of May 1, 2014

JONAS PRISING
ManpowerGroup President until April 30, 2014;
Chief Executive Officer as of May 1, 2014

DARRYL GREEN
ManpowerGroup President until April 30, 2014;
President and Chief Operating Officer as of May 1, 2014

MICHAEL J. VAN HANDEL
Executive Vice President
Chief Financial Officer

HANS LEENTJES
Executive Vice President
President — Northern Europe

MARA SWAN
Executive Vice President
Global Strategy and Talent

RAM CHANDRASHEKAR
Executive Vice President
Operational Excellence and IT
President — APME

RICHARD BUCHBAND
Senior Vice President
General Counsel and Secretary

BOARD COMMITTEES
1 Audit Committee
2 Executive Compensation and Human Resources Committee
3 Nominating and Governance Committee
4 Retirement date in 2014
* Denotes Committee Chair

CORPORATE INFORMATION

WORLD HEADQUARTERS

P.O. Box 2053
100 Manpower Place
Milwaukee, WI 53212 USA
+1.414.961.1000
www.manpowergroup.com

TRANSFER AGENT AND REGISTRAR

Computershare
PO Box 30170
College Station, TX 77842-3170

Or for overnight deliveries:

Computershare
211 Quality Circle, Suite 210
College Station, TX 77845
Shareowners Toll Free: (800) 874-1547
Foreign Shareowners: (201) 680-6578
Web Site: www.computershare.com/investor

STOCK EXCHANGE LISTING

NYSE Symbol: MAN

FORM 10-K

A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2013 is available without charge after March 15, 2014 and can be obtained at www.manpowergroup.com in the section titled "Investor Relations" or by writing to:

Richard Buchband
ManpowerGroup
100 Manpower Place
Milwaukee, WI 53212
USA

SHAREHOLDERS

As of February 18, 2014, ManpowerGroup common stock was held by approximately 3,800 record holders.

ANNUAL MEETING OF SHAREHOLDERS

April 29, 2014 at 10 a.m.
ManpowerGroup World Headquarters
100 Manpower Place
Milwaukee, WI 53212
USA

INVESTOR RELATIONS WEBSITE

The most current corporate and investor information can be found on the ManpowerGroup corporate Web site at www.manpowergroup.com. Interested individuals may also choose to receive ManpowerGroup press releases and other information via e-mail by subscribing to our E-mail Alert service at www.manpowergroup.com in the section titled "Investor Relations."

MITCHELL S. FROMSTEIN, MANPOWERGROUP CHAIRMAN EMERITUS, 1928–2013

The ManpowerGroup family mourned the passing of our former President and CEO, Mitchell Fromstein, on 7 November 2013 at the age of 85. Mitchell led the company for 23 years, growing Manpower from a $300 million U.S.-based business to a $10 billion global leader in 50 countries.

Born and raised in Milwaukee, a graduate of Shorewood High School and the University of Wisconsin-Madison, "Mitch"—as he was affectionately known to many—began his involvement with Manpower in the early 1950s when he was hired by company co-founder Elmer Winter as a marketing consultant. In 1963, Mitchell created a program that was to become synonymous with the employment services industry: the White Glove Girl program. The marketing campaign—so named because 100,000 pairs of white gloves were given to temporary workers— bridged the gap to employment for many women and helped meet the rising demand for skilled office workers. "Mitch did his research. His White Glove Girl program was just an example of his skill," said Winter.

Mitchell succeeded the retiring Winter in 1976, the year Manpower was sold to the Parker Pen company, and achieved a number of significant milestones during his leadership. He led the development of Skillware, an innovative office technology training system, which has trained more than seven million people worldwide. In 1986, he oversaw Manpower's emergence as an independent company from Parker Pen. The same year, he took the company public, and Manpower shares were listed and traded on the New York Stock Exchange.

Among Mitchell's biggest accomplishments was Manpower's reorganization in 1991 after a short-lived acquisition by Britain's Blue Arrow PLC. Terry Hueneke, former Manpower Senior Vice President and a member of the company's board of directors, said of Mitchell: "He was an incredible leader, a visionary."

Appointed Chairman in 1991, Mitchell led Manpower's geographic expansion and broadened its world of work expertise. After his retirement in 1999 at the age of 71, Mitchell was named Chairman Emeritus, and was succeeded by Jeff Joerres, current ManpowerGroup Chairman and CEO. Mitchell Fromstein left Manpower with a global footprint that spanned more than 50 countries and 3,000 offices worldwide, and offerings that included a wide range of innovative workforce solutions that served millions of associates and thousands of clients each year.

In 2008, Manpower celebrated its 60th anniversary and commemorated the occasion by asking Mitchell to accompany the only other CEOs in the history of the organization—predecessor Winter and successor Joerres—to the New York Stock Exchange to ring the closing bell.

Outside of the office, Mitchell practiced his philosophy of "doing well by doing good" by serving on public policy organizations such as the Committee for Economic Development and the Aspen Institute Domestic Strategy Study Group. His keen interest in sports led him to write speeches for legendary Green Bay Packers football coach Vince Lombardi and to help lead the effort to start the Milwaukee Bucks basketball team in 1968.

"Mitchell was not only a trusted friend but a great mentor and an adviser," said Joerres. "His tremendous acumen and tenacity helped our business weather some of the most severe storms in our 65-year history. At ManpowerGroup, we are proud to carry on Mitchell's legacy."



Mitchell Fromstein, former Manpower President and CEO, led the company for 23 years, expanding its geographic reach and broadening its world of work expertise.*

**Manpower changed its name to ManpowerGroup in 2011.*

ManpowerGroup™

www.manpowergroup.com

ManpowerGroup
100 Manpower Place
Milwaukee, Wisconsin 53212